     As filed with the Securities and Exchange Commission on July 29, 1999

                                                  Registration No. 333 - _____
                                                                   811 - _____

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  __X__
                       Pre-Effective Amendment No.  ___
                       Post-Effective Amendment No.  ___

                                      and

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 __X__
                              Amendment No.
                                           ----

                      PFL LIFE VARIABLE ANNUITY ACCOUNT C
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                             Frank A.  Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R.  Bellamy, Esq.
                       Sutherland Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2415

Title of Securities Being Registered:  Flexible Premium Variable Annuity
Policies

Approximate date of proposed offering:

As soon as practicable after effectiveness of Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                       THE ENDEAVOR
                   GENERATIONS PLUS     The flexible premium deferred variable
                   VARIABLE ANNUITY     annuity has many investment choices. The
                                        mutual fund account has 13 subaccounts
                     Issued Through     that are available in this annuity. The
                                        mutual fund subaccounts are listed
                  PFL LIFE VARIABLE     below. You bear the enitre investment
                  ANNUITY ACCOUNT C     risk for all amounts you put in the
                                        mutual fund account. There is also a
                                 By     fixed account, which offers interest at
                                        rates that are guaranteed by PFL Life
         PFL LIFE INSURANCE COMPANY     Insurance Company (PFL). You can choose
                                        any combination of these investment
Prospectus - ______________             choices.

This prospectus and the mutual fund     ENDEAVOR SERIES TRUST
prospectuses give you important         Subadvised by Morgan Stanley Asset
information about the Endeavor          Management Inc.
Generations Plus variable annuity         Endeavor Asset Allocation Portfolio
and the mutual funds. Please read         Endeavor Money Market Portfolio
them carefully before you invest        Subadvised by T. Rowe Price
and keep them for future reference.     Associates, Inc.
                                          T. Rowe Price Equity Income Portfolio
If you would like more information        T. Rowe Price Growth Stock Portfolio
about The Endeavor Generations Plus     Subadvised by Rowe Price-Fleming
Variable Annuity, you can obtain a      International, Inc.
free copy of the Statement of             T. Rowe Price International Stock
Additional Information (SAI) dated           Portfolio
__________________. Please call us      Subadvised by OpCap Advisors
at (800) 525-6205 or write us at:         Endeavor Value Equity Portfolio
PFL Life Insurance Company,               Endeavor Opportunity Value Portfolio
Financial Markets Division, Variable    Subadvised by J.P. Morgan Investment
Annuity Department, 4333 Edgewood       Management Inc.
Road N.E., Cedar Rapids, Iowa,            Endeavor Enhanced Index Portfolio
52499-0001. A registration statement,   Subadvised by The Dreyfus Corporation
including the SAI, has been filed         Dreyfus U.S. Government Securities
with the Securities and Exchange             Portfolio
Commission (SEC) and is incorporated      Dreyfus Small Cap Value Portfolio
herein by reference. Information        Subadvised by Montgomery Asset
about the variable annuity can be       Management, LLC
reviewed and copied at the SEC's          Endeavor Select 50 Portfolio
Public Reference Room in Washington,    Subadvised by Massachusetts Financial
D.C. You may obtain information about   Services Company
the operation of the public reference     Endeavor High Yield Portfolio
room by calling the SEC at              Subadvised by Janus Capital Corporation
1-800-SEC-0330. The SEC also maintains    Endeavor Janus Growth Portfolio
a web site (http://www.sec.gov) that
contains the prospectus, the SAI,       The Securities and Exchange Commission
material incorporated by reference,     has not approved or disapproved these
and other information. The table of     securities, or passed upon the adequacy
contents of the SAI is included at      of this prospectus. Any representation
the end of this prospectus.             to the contrary is a criminal offense.

Please note that the variable
annuity and the mutual funds:

 .  are not bank deposits
 .  are not federally insured
 .  are not endorsed by any bank or
   government agency
 .  are not guaranteed to achieve
    their goal
 .  are subject to risks,including
   loss of premium

TABLE OF CONTENTS                                 Page
GLOSSARY OF TERMS..............................                 Withdrawals - 403(b) Annuities................
                                                                Diversification and Distribution
SUMMARY........................................                     Requirements..............................
                                                                Taxation of Death Benefit Proceeds............
ANNUITY CERTIFICATE FEE TABLE..................                 Annuity Payments..............................
                                                                Transfers, Assignments or Exchanges...........
EXAMPLES.......................................                 Possible Tax Law Changes......................

1.  THE GENERATIONS PLUS VARIABLE                           7.  ACCESS TO YOUR MONEY..........................
    ANNUITY ...................................                 Surrenders....................................
                                                                Delay of Payment and Transfers................
                                                                Excess Interest Adjustment....................
2.  ANNUITY PAYMENTS...........................                 Systematic Payout Option......................
    (THE INCOME PHASE).........................                 Nursing Care and Terminal Condition
    Annuity Payment Options....................                     Withdrawal Option.........................
                                                                Unemployment Waiver...........................
3.  PURCHASE...................................
    Certificate Issue Requirements.............             8.  PERFORMANCE...................................
    Issue Requirements.........................
    Premium Payments...........................             9.  DEATH BENEFIT.................................
    Initial Premium Requirements...............                 When We Pay A Death Benefit...................
    Additional Premium Payments................                 When We Do Not Pay A Death Benefit............
    Maximum Total Premium Payments.............                 Amount of Death Benefit.......................
    Premium Enhancement........................                 Guaranteed Minimum Death Benefit..............
    Allocation of Premium Payments.............                 Adjusted Partial Withdrawal...................
    Certificate value..........................
                                                            10. OTHER INFORMATION.............................
4.  INVESTMENT CHOICES.........................                 Ownership.....................................
    The Mutual Fund Account....................                 Assignment....................................
    The Fixed Account..........................                 PFL Life Insurance Company....................
    Transfers..................................                 The Mutual Fund Account.......................
    Family Income Protector....................                 Mixed and Shared Funding......................
    Dollar Cost Averaging Program..............                 Reinstatements................................
    Asset Rebalancing..........................                 Voting Rights.................................
    Telephone Transactions.....................                 Distributor of the Annuity....................
                                                                Non-participating.............................
5.  EXPENSES...................................                 Variations in Certain Provisions..............
    Surrender Charges..........................                 Year 2000 Matters.............................
    Mortality and Expense Risk Fee.............                 IMSA..........................................
    Administrative Charges.....................                 Legal Proceedings.............................
    Premium Taxes..............................                 Financial Statements..........................
    Federal, State and Local Taxes.............
    Transfer Fee...............................             TABLE OF CONTENTS OF THE STATEMENT
    Family Income Protector....................             OF ADDITIONAL INFORMATION.........................
    Portfolio Management Fees..................
                                                            APPENDIX A
6.  TAXES......................................
    Annuities in General.......................             Historical Performance Data
    Qualified and Nonqualified  Annuities......                 The Mutual Fund Account.......................
    Withdrawals - Nonqualified Annuities.......
    Withdrawals - Qualified  Annuities.........

GLOSSARY OF TERMS

Accumulation Unit--An accounting          and/or surrender charges on such
unit of measure used in calculating       withdrawals); plus
the certificate value in the mutual     . interest credited in the fixed
fund account before the annuity           account; plus or minus
commencement date.                      . accumulated gains or losses in
                                          the mutual fund account; minus
Adjusted Certificate value - An         . service charges, premium taxes,
amount equal to the certificate           and transfer fees, if any.
value increased or decreased by any
excess interest adjustments.            Certificate Year - A certificate
                                        year begins on the certificate date
Annuitant--The person entitled to       and on each certificate
receive annuity payments after the      anniversary.
annuity commencement date and
during whose life any annuity           Excess Interest Adjustment--A
payments involving life                 positive or negative adjustment to
contingencies will continue.            amounts withdrawn upon partial
                                        withdrawals, full surrenders, or
Annuity Commencement Date--The date     transfers from the guaranteed
upon which annuity payments are to      period options, or to amounts
commence. This date may be any date     applied to annuity payment options.
at least thirty days after the          The adjustment reflects changes in
certificate date and may not be         the interest rates declared by PFL
later than the last day of the          since the date any payment was
certificate month starting after        received by, or an amount was
the annuitant attains age 85,           transferred to, the guaranteed
except as expressly allowed by PFL.     period option. The excess interest
In no event will this date be later     adjustment can either decrease or
than the last day of the month          increase the amount to be received
following the month in which the        by the certificate owner upon full
annuitant attains age 95.               surrender or commencement of
                                        annuity payments, depending upon
Annuity Payment Option--A method of     whether there has been an increase
receiving a stream of annuity           or decrease in interest rates,
payments selected by the                respectively.
certificate owner.
                                        Fixed Account--One or more
Cash Value--The certificate value       investment choices under the
increased or decreased by an excess     certificate that are part of the
interest adjustment, less any           general assets of PFL and are not
applicable surrender charge,            in the mutual fund account.
premium taxes, and Family Income
Protector rider fee, and less the       Group Contract - The contract
annual Service Charge.                  issued to the group contract owner,
                                        under which certificates are issued
Certificate - The document issues       to eligible participants.
under the group contract to the
eligible participants who apply for     Group Contract Owner- The entity
coverage. The certificate is not        which owns the group contract.
part of the group contract.
                                        Guaranteed Period Options--The
Certificate Owner or Owner- The         various guaranteed interest rate
person who may exercise all rights      periods of the fixed account which
and privileges under the                may be offered by PFL and into
certificate. The owner during the       which premium payments may be paid
lifetime of the annuitant and prior     or amounts transferred.
to the annuity commencement date is
the person designated as the owner      Mutual Fund Account--A separate
or a successor owner in the             account established and registered
enrollment form. Also referred to       as a unit investment trust under
as "you".                               the Investment Company Act of 1940,
                                        as amended, to which premium
Certificate value--On or before the     payments under the certificates may
annuity commencement date, the          be allocated and which invests in
certificate value is equal to the       designated portfolios of the
certificate owner's:                    Endeavor Series Trust and such
                                        other mutual funds as PFL may
 . premium payments (including any       determine from time to time.
  premium enhancement); minus
 . partial withdrawals (including
  the net effect of any applicable
  excess interest adjustments

Mutual Fund Subaccount--A               (Note: The Statement of Additional
subdivision within the mutual fund         Information contains a more
account, the assets of which are               extensive Glossary.)
invested in a specified portfolio
of the Endeavor Series Trust.

SUMMARY

The sections in this summary            can accumulate during the
correspond to sections in this          accumulation phase will largely
prospectus, which discuss the           determine the income payments you
topics in more detail. Words            receive during the income phase.
printed in italics in this
prospectus are defined in the           2. ANNUITY PAYMENTS
Glossary.                                  (THE INCOME PHASE)

1. THE VARIABLE ANNUITY                 The certificate allows you to
   CERTIFICATE                          receive income under one of five
                                        annuity payment options. You may
The Flexible Premium Variable           choose from fixed payment options,
Annuity certificate offered by PFL      variable payment options, or a
Life Insurance Company (PFL, we, us     combination of both. If you select
or our) provides a way for you to       a variable payment option, the
invest on a tax-deferred basis in       dollar amount of your payments may
the following investment choices:       go up or down.
thirteen subaccounts of the mutual
fund account and a fixed account of     3. PURCHASE
PFL. The certificate is intended to
accumulate money for retirement or      You can buy a nonqualified
other long-term investment              certificate with $5,000 or more,
purposes.                               and a qualified certificate with
                                        $2,000 or more, under most
This certificate offers thirteen        circumstances. You can add as
subaccounts in the mutual fund          little as $50 at any time during
account that are listed in Section      the accumulation phase.
4. Each mutual fund subaccount
invests exclusively in shares of        Each premium payment will receive a
one of the portfolios of the            premium enhancement that PFL adds
Endeavor Series Trust. The              to your Certificate Value. We may
certificate value may depend on the     change the enhancement rate at any
investment experience of the            time. Under certain circumstances,
selected subaccounts. Therefore,        you might forfeit (or lose) the
you bear the entire investment risk     premium enhancement.
with respect to all certificate
value in any subaccount. You could      4. INVESTMENT CHOICES
lose the amount that you invest.
                                        You can allocate your premium
The fixed account offers an             payments to one or more of the
interest rate that is guaranteed by     investment choices listed below.
PFL. We guarantee to return your
investment with interest credited       The following thirteen mutual fund
for all amounts allocated to the        portfolios are described in the
fixed account.                          Endeavor Series Trust prospectus:

You can transfer money between any      SUBADVISED BY MORGAN STANLEY
of the investment choices. We           ASSET MANAGEMENT INC.
reserve the right to impose a $10          Endeavor Asset Allocation
fee for each transfer in excess of         Endeavor Money Market
12 transfers per certificate year.      SUBADVISED BY T. ROWE PRICE
                                        ASSOCIATES, INC.
The certificate, like all deferred         T. Rowe Price Equity Income
annuities, has two phases: the             T. Rowe Price Growth Stock
"accumulation phase" and the
"income phase." During the
accumulation phase, earnings
accumulate on a tax-deferred basis
and are taxed as income when you
take them out of the certificate.
The income phase occurs when you
begin receiving regular payments
from your certificate. The money
you

SUBADVISED BY ROWE PRICE-FLEMING          an annual rate of 1.75% from the
INTERNATIONAL, INC.                       assets in each mutual fund
  T. Rowe Price International Stock       subaccount.
SUBADVISED BY OPCAP ADVISORS
  Endeavor Value Equity                   During the accumulation phase, we
  Endeavor Opportunity Value              deduct an annual service charge of
SUBADVISED BY J.P. MORGAN                 no more than $40 from the
INVESTMENT MANAGEMENT INC.                certificate value on each
  Endeavor Enhanced Index                 certificate anniversary and at the
SUBADVISED BY THE DREYFUS                 time of surrender. The charge is
CORPORATION                               waived if either the certificate
  Dreyfus U.S. Government Securities      value or the sum of all premium
  Dreyfus Small Cap Value                 payments, minus all partial
SUBADVISED BY MONTGOMERY                  withdrawals, is at least $100,000.
ASSET MANAGEMENT, LLC
  Endeavor Select 50                      We will deduct state premium taxes,
SUBADVISED BY MASSACHUSETTS               which currently range from 0% to
FINANCIAL SERVICES COMPANY                3.50%, upon total surrender,
  Endeavor High Yield                     payment of a death benefit, or when
SUBADVISED BY JANUS CAPITAL               annuity payments begin.
CORPORATION
  Endeavor Janus Growth Portfolio         If you elect the "family income
                                          protector" rider, then there is an
Depending upon their investment           annual fee during the accumulation
performance, you can make or lose         phase of 0.30% of the minimum
money in any of the mutual fund           annuitization value. If you
subaccounts.                              annuitize under the rider, then
                                          during the income phase there is a
You can also allocate your premium        guaranteed payment fee at an annual
payments to the fixed account.            rate of 1.25% of the daily net
                                          asset value in the mutual fund
5.  EXPENSES                              account.

No deductions are made from premium       The value of the net assets of the
payments at the time you buy the          mutual fund subaccounts will
certificate so that the full amount       reflect the investment advisory fee
of each premium payment is invested       and other expenses incurred by the
in one or more of your investment         underlying portfolios. Those fees
choices.                                  and expenses are detailed in the
                                          Endeavor Series Trust prospectus
We may deduct a surrender charge of       that is attached to this
up to 8% of premium payments              prospectus.
withdrawn within nine years after
the premium is paid. To calculate         6.  TAXES
surrender charges, we consider the
premium you paid to come out before       Your earnings, if any, are not
any earnings.                             taxed until you take them out. If
                                          you take money out during the
Full surrenders, partial                  accumulation phase, earnings come
withdrawals, and transfers from a         out first for federal tax purposes,
guaranteed period option of the           and are taxed as income. If you are
fixed account may also be subject         younger than 59 when you take money
to an excess interest adjustment,         out, you may be charged a 10%
which may increase or decrease the        federal penalty tax. Payments
amount you receive. This adjustment       during the income phase may be
may also apply to amounts applied         considered partly a return of your
to an annuity payment                     original investment so that part of
option from a guaranteed period option    each payment would not be taxable
of the fixed account.                     as income.

We deduct daily mortality and
expense risk fees, distribution and
administrative expense charges at

7.  ACCESS TO YOUR MONEY                have to return the certificate will
                                        depend on the state where the
You can take out $500 or more           certificate was issued. It is
anytime during the accumulation         generally only 10 days. The amount
phase. After one year, you may take     of the refund will generally be the
out up to 10% of your cumulative        certificate value, less any premium
premium payments free of surrender      enhancement. We may reduce the
charges or excess interest              refund by less than the dollar
adjustments once each certificate       amount of the premium enhancement,
year. Amounts withdrawn in the          if necessary, to ensure that you
first year, or in excess of 10% of      would not ever be worse off because
your cumulative premium payments        of the credit than if we never gave
thereafter, may be subject to a         you the credit. We will pay the
surrender charge and/or excess          refund within 7 days after we
interest adjustment. You may also       receive written notice of
have to pay income tax and a tax        cancellation and the returned
penalty on any money you take out.      certificate. The certificate will
                                        then be deemed void. In some states
8.  PERFORMANCE                         you may have more than 10 days to
                                        return a certificate, or receive a
The value of the certificate will       refund of more (or less) than the
vary up or down depending upon the      certificate value.
investment performance of the
mutual fund subaccounts you choose.     No Probate. Usually when you die
We provide performance information      the person you choose as your
in Appendix B and in the Statement      beneficiary will receive the death
of Additional Information. This         benefit under this certificate
data is not intended to indicate        without going through probate.
future performance.                     State laws vary on how the amount
                                        that may be paid is treated for
9.  DEATH BENEFIT                       estate tax purposes.

If you are both the certificate         Who should purchase the
owner and the annuitant and you die     Certificate? This certificate is
before the income phase begins,         designed for people seeking long-
then your beneficiary will receive      term tax-deferred accumulation of
a death benefit.                        assets, generally for retirement or
                                        other long-term purposes; and for
Naming different persons as             persons who have maximized their
certificate owner and annuitant can     use of other retirement savings
affect whether the death benefit is     methods, such as 401(k) plans and
payable and to whom amounts will be     individual retirement accounts. The
paid. Use care when naming              tax-deferred feature is most
certificate owners, annuitants and      attractive to people in high
beneficiaries, and consult your         federal and state tax brackets. You
agent if you have questions.            should not buy this certificate if
                                        you are looking for a short-term
The guaranteed minimum death            investment or if you cannot take
benefit is a Step-Up Death Benefit      the risk of losing money that you
(before age 76).                        put in.

No death benefit is paid if the         There are various additional fees
certificate owner dies; if the          and charges associated with
certificate owner is not also the       variable annuities. You should
annuitant.                              consider whether the features and
                                        benefits unique to variable
10.  OTHER INFORMATION                  annuities, such as the opportunity
                                        for lifetime income payments, a
Right to Cancel Period. You may         company guaranteed death benefit
return your certificate for a           and the guaranteed level of certain
refund. The amount of time you          charges are appropriate for your
                                        needs. Because variable annuities
                                        also provide tax-deferral when
                                        purchased outside of qualified
                                        plans, the tax deferral features of
                                        variable annuities are unnecessary
                                        when purchased to fund a qualified
                                        plan.

Financial Statements. Financial         .  Under certain medically related
Statements for PFL and the mutual          circumstances, we will allow you
fund subaccounts are in the                to surrender or partially
Statement of Additional                    withdraw your certificate value
Information.                               without a surrender charge and
                                           excess interest adjustment. This
Additional Features. This                  feature is called the "nursing
certificate has additional features        care and terminal condition
that might interest you. These             withdrawal option."
include the following:
                                        .  Under certain unemployment
 .  You can arrange to have money           circumstances, you may withdraw
   automatically sent to you               all or a portion of the
   monthly, quarterly, semi-               certificate value free of
   annually or annually while your         surrender charges and excess
   certificate is in the                   interest adjustments. This
   accumulation phase. This feature        feature is called the
   is referred to as the                   "unemployment waiver."
   "systematic payout option."
   Amounts you receive may be           .  You may make transfers and/or
   included in your gross income,          change the allocation of
   and in certain circumstances,           additional premium payments by
   may be subject to penalty taxes.        telephone.

 .  You can arrange to have a            These features are not available in
   certain amount of money              all states and may not be suitable
   automatically transferred from       for your particular situation.
   the fixed account, either
   monthly or quarterly, into your      Inquiries
   choice of mutual fund
   subaccounts. This feature is         If you need more information,
   called "dollar cost averaging."      please contact us at:

 .  You can elect an optional rider        Administrative and Service Office
   that guarantees you a minimum          Financial Markets Division
   annuitization value. This              Variable Annuity Department
   feature is called the "family          PFL Life Insurance Company
   income protector."                     4333 Edgewood Road N.E.
                                          P.O. Box 3183
 .  We will, upon your request,            Cedar Rapids, IA  52406-3183
   automatically transfer amounts
   among the mutual fund
   subaccounts on a regular basis
   to maintain a desired allocation
   of the certificate value among
   the various mutual fund
   subaccounts. This feature is
   called "asset rebalancing."

=============================================================================================================================
                                                   ANNUITY CERTIFICATE FEE TABLE
=============================================================================================================================

                                                                                     Separate Account Annual Expenses
          Certificate Owner Transaction Expenses                                (as a percentage of average account value)
-----------------------------------------------------------------------------------------------------------------------------
Sales Load On Purchase Payments..........                   0             Mortality and Expense Risk                 1.35%
Maximum Surrender Charge                                                  Administrative
    (as a % of Premium Payments                                             (and Distribution) Charge                0.40%
     Surrendered)/(1)(2)/................                   8%
Surrender Fees ..........................                   0             TOTAL SEPARATE ACCOUNT
Annual Service Charge/(1)/............... $40 Per Certificate             ANNUAL EXPENSES                            1.75%
Transfer Fee/(1)/........................  Currently No Fee
Family Income Protector (optional)/(3)/
    Rider Fee............................                0.30%

=============================================================================================================================

                                                   Portfolio Annual Expenses/(4)/
                             (as a percentage of average net assets and after expense reimbursements)
=============================================================================================================================

                                                                                             Total            Total
                                                                             Rule          Portfolio       Account and
                                                 Management      Other      12b-1           Annual          Portfolio
                                                    Fees       Expenses    Fees/(5)/      Expenses/(6)/      Expenses
-----------------------------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation......................    0.75%         0.03%      0.02%            0.78%             2.33%
Endeavor Money Market..........................    0.50%         0.10%         -             0.60%             2.15%
T. Rowe Price Equity Income....................    0.80%         0.05%         -             0.85%             2.40%
T. Rowe Price Growth Stock.....................    0.80%         0.07%         -             0.87%             2.42%
T. Rowe Price International Stock/(7)/.........    0.90%         0.08%         -             0.98%             2.53%
Endeavor Value Equity..........................    0.80%         0.04%      0.01%            0.84%             2.39%
Endeavor Opportunity Value/(8)/................    0.80%         0.18%      0.01%            0.98%             2.53%
Endeavor Enhanced Index........................    0.75%         0.35%         -             1.10%             2.65%
Dreyfus U.S. Government Securities/(9)/........    0.60%         0.12%         -             0.72%             2.27%
Dreyfus Small Cap Value........................    0.80%         0.06%      0.08%            0.86%             2.41%
Endeavor Select 50/(10)/.......................    1.10%         0.39%         -             1.49%             3.04%
Endeavor High Yield/(11)/......................   0.775%        0.525%         -             1.30%             2.85%
Endeavor Janus Growth/(12)/....................   0.775%        0.095%         -             0.87%             2.42%
=============================================================================================================================

/(1)/ The surrender charge and                  be greater or less than those
      transfer fee, if any is                   shown in the Table.
      imposed, apply to each
      certificate, regardless of how
      certificate value is allocated      /(5)/ The Board of Trustees of
      among the mutual fund account             Endeavor Series Trust has
      and the fixed account. The                authorized an arrangement
      service charge applies to the             whereby, subject to best price
      fixed account and the mutual              and execution, executing
      fund account, and is assessed             brokers will share commissions
      on a pro rata basis relative to           with the Trust's affiliated
      each account's certificate                broker. Under supervision of
      value as a percentage of the              the Trustees, the affiliated
      certificate's total certificate           broker will use the "recaptured
      value. The service charge is              commission" to promote
      deducted on each certificate              marketing of the Trust's
      anniversary and at the time of            shares. The staff of the
      surrender, if surrender occurs            Securities and Exchange
      during a certificate year.                Commission believes that,
      There is no fee for the first             through the use of these
      12 transfers per year. For                recaptured commissions, the
      additional transfers, PFL may             Trust is indirectly paying for
      charge a fee of $10 per                   distribution expenses and such
      transfer, but currently does              amounts must be shown as 12b-1
      not charge for any transfers.             fees in the above table. The
                                                use of recaptured commissions
/(2)/ The surrender charge is                   to promote the sale of the
      decreased based on the number             Trust's shares involves no
      of years since the premium                additional costs to the Trust
      payment was made, from 8% in              or any Owner. Endeavor Series
      the year in which the premium             Trust, based on advice of
      payment was made, to 0% in the            counsel, does not believe that
      tenth year after the premium              recaptured brokerage
      payment was made. If applicable           commissions should be treated
      a surrender charge will only be           as 12b-1 fees. For more
      applied to withdrawals that               information on the Trust's
      exceed the amount available               Brokerage Enhancement Plan, see
      under certain listed                      the Trust's prospectus
      exceptions.                               accompanying this Prospectus.

/(3)/ The annual rider fee for the        /(6)/ Endeavor Management Co. has
      optional Family Income                    agreed, until further notice,
      Protector rider (only deducted            to assume expenses of the
      during the accumulation phase)            Portfolios that exceed the
      is currently equal to 0.30% of            following rates: Endeavor Asset
      the minimum annuitization value           Allocation--1.25%; Endeavor
      on the previous certificate               Money Market--0.99%; T. Rowe
      anniversary; PFL may at its               Price Equity Income--1.30%; T.
      discretion change the rate in             Rowe Price Growth Stock--1.30%;
      the future, but the rate will             T. Rowe Price International
      never be greater than 0.50% per           Stock--1.53%; Endeavor Value
      year. The guaranteed payment              Equity--1.30%; Endeavor
      fee is only charged if you                Opportunity Value--1.30%;
      annuitize under the family                Endeavor Enhanced Index--1.30%;
      income protector rider, and               Dreyfus U.S. Government
      then only after annuitization.            Securities--1.00%; Dreyfus
      This fee is reflected in the              Small Cap Value--1.30%;
      amount of the variable                    Endeavor Select 50--1.50%;
      payments. The guaranteed                  Endeavor High Yield--1.30%.
      payment fee is currently equal            Endeavor Management Co. has
      to an effective annual rate of            agreed for a period of at least
      1.25% of the daily net asset              one year to assume the expenses
      value in the variable                     of the Endeavor Janus Growth
      investment options; PFL may at            Portfolio that exceed 0.87%.
      its discretion change the rate            Expenses shown for the Endeavor
      in the future, but the rate               Janus Growth Portfolio are
      will never be greater than                estimated for 1999. Expenses
      2.25% per year. Once the family           shown for the Endeavor Select
      income protector rider is added           50 and Endeavor High Yield
      to your certificate, neither              Portfolios are annualized.
      the rider fee nor the
      guaranteed payment fee that is      /(7)/ Total Portfolio Annual Expenses
      in effect at that time will               for the T. Rowe Price
      change during the life of that            International Stock Portfolio
      family income protector rider.            before credits allowed by the
      They could change if you                  custodian for the period ended
      upgrade.                                  December 31, 1998 were 1.10%.

/(4)/ The fee table information
      relating to the Endeavor Series
      Trust was provided to PFL by
      Endeavor Management Co., and
      PFL has not independently
      verified such information.
      Actual future expenses of the
      portfolios may

/(8)/  Total Portfolio Annual                    the custodian for the period
       Expenses for the Endeavor                 ended December 31, 1998 were
       Opportunity Value Portfolio               1.55% annualized.
       before waivers/reimbursement
       and credits allowed by the         /(11)/ Total Portfolio Annual
       custodian for the period ended            Expenses for the Endeavor High
       December 31, 1998 were 0.99%.             Yield Portfolio before
                                                 waivers/reimbursement and
/(9)/  Total Portfolio Annual                    credits allowed to the
       Expenses for the Dreyfus U.S.             custodian for the period ended
       Government Securities                     December 31, 1998 were 1.58%
       Portfolio before                          annualized.
       waiver/reimbursements and
       credits allowed by the             /(12)/ The Endeavor Janus Growth
       custodian for the period ended            Portfolio is new, so the Total
       December 31, 1998 were 0.73%.             Portfolio Annual Expenses
                                                 before waivers/reimbursement
/(10)/ Total Portfolio Annual                    for the period ending December
       Expenses for the Endeavor                 31, 1999 are estimated to be
       Select 50 Portfolio before                0.895%.
       waivers/reimbursement and
       credit allowed by

EXAMPLES

You would pay the following             entire certificate value is in the
expenses on a $1,000 investment         applicable mutual fund subaccount
(plus a 5% premium enhancement),        and assuming the family income
assuming a hypothetical 5% annual       protector rider has been selected:
return on assets, assuming the

===============================================================================================================================
                                                                                        If the Certificate is annuitized at
                                            If the Certificate is surrendered        the end of the applicable time period or
                                               at the end of the applicable          if the Certificate is not surrendered or
                                                       time period.                                annuitized.
                                            -----------------------------------------------------------------------------------
Subaccounts                                   1          3          5          10         1          3          5         10
                                             Year       Years      Years      Years      Year       Years      Years     Years
------------------------------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation                    $111      $ 166       $215       $369        $31       $ 95       $162       $343
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Endeavor Money Market                        $109      $ 160       $205       $323        $29       $ 89       $152       $323
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income                  $111      $ 168       $218       $374        $31       $ 97       $165       $348
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Growth Stock                   $111      $ 168       $219       $376        $31       $ 97       $166       $350
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock            $112      $ 172       $225       $387        $32       $101       $171       $360
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Endeavor Value Equity                        $111      $ 168       $218       $374        $31       $ 97       $165       $348
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Endeavor Opportunity Value                   $113      $ 172       $225       $388        $33       $101       $172       $361
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Endeavor Enhanced Index                      $114      $ 175       $231       $398        $34       $104       $178       $372
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Dreyfus U.S. Government Securities           $110      $ 164       $211       $361        $30       $ 93       $158       $335
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Dreyfus Small Cap Value                      $112      $ 171       $223       $383        $32       $ 99       $169       $357
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Endeavor Select 50                           $118      $ 187       $250       $435        $38       $116       $197       $408
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Endeavor High Yield                          $116      $ 182       $241       $417        $36       $110       $187       $391
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Endeavor Janus Growth                        $111      $ 168       $219       $376        $31       $ 97       $166       $350
------------------------------------------------------------------------------------------------------------------------------
==============================================================================================================================

The above tables should assist you      those shown. The assumed 5% annual
in understanding the costs and          return is hypothetical and should
expenses that you will bear,            not be considered a representation
directly or indirectly. These           of past or future annual returns,
include the 1998 expenses of the        which may be greater or less than
underlying portfolios, except for       the assumed rate.
Endeavor Janus Growth (whose
expenses listed above are estimates     In the examples, the $40 annual
for the first full year of              service charge is reflected as a
operations). In addition to the         charge of ________% based on
expenses listed above, premium          average certificate value of
taxes may be applicable.                $___________.

These examples should not be            These examples also reflect the
considered a representation of past     annual fee of 0.30% for the family
or future expenses, and actual          income protector rider.
expenses may be greater or less
than

Expenses would be lower if you do       The certificate is a "variable"
not elect that rider.                   annuity because the value of your
                                        investments can go up or down based
Financial Information. The              on the performance of your
subaccounts had not commenced           investment choices. If you invest
operations as of December 31, 1998,     in the mutual fund account, the
therefore there is no condensed         amount of money you are able to
financial information to report as      accumulate in your certificate
of the date of this prospectus.         during the accumulation phase
                                        depends upon the performance of
                                        your investment choices. The amount
1.  THE GENERATIONS PLUS VARIBLE        of annuity payments you receive
    ANNUITY                             during the income phase from the
                                        mutual fund account also depends
This prospectus describes The           upon the investment performance of
Endeavor Generations Plus Variable      your investment choices for the
Annuity certificate offered by PFL      income phase.
Life Insurance Company.
                                        The certificate also contains a
An annuity is a contract between        fixed account. The fixed account
you, the certificate owner, and an      offers interest at rates that are
insurance company (in this case         guaranteed by PFL not to decrease
PFL), where the insurance company       during the selected guaranteed
promises to pay you an income in        period. There may be different
the form of annuity payments. These     interest rates for each different
payments begin on a designated          guaranteed period that you select.
date, referred to as the annuity
commencement date. Until the            2.  ANNUITY PAYMENTS
annuity commencement date, your             (THE INCOME PHASE)
annuity is in the accumulation
phase and the earnings are tax          You choose the annuity commencement
deferred. Tax deferral means you        date. You can change this date by
generally are not taxed on your         giving us 30 days written notice
annuity until you take money out of     before the current annuity
your annuity. After the annuity         commencement date. The new annuity
commencement date, your annuity         commencement date must be at least
switches to the income phase.           30 days after we receive notice of
                                        the change. The latest annuity
The Generations Plus Variable           commencement date cannot be after
Annuity consists of (a) a group         the certificate month following the
annuity contract that we, PFL Life      month in which the annuitant
Insurance Company, issue to the         attains age 95.
contract holder, and (b) an
individual certificate that we          Election of Annuity Payment Option.
issue to you. This prospectus           ----------------------------------
describes your certificate. The         Before the annuity commencement
certificate is a flexible premium       date, if the annuitant is alive,
variable annuity. You can use the       you may choose an annuity payment
certificate to accumulate funds for     option or change your election. If
retirement or other long-term           the annuitant dies before the
financial planning purposes. Your       annuity commencement date, the
individual investment and your          beneficiary may elect to receive
rights are determined primarily by      the death benefit in a lump sum or
your own certificate.                   under one of the annuity payment
                                        options.
It is a "flexible premium" annuity
because after you purchase it, you      Unless you specify otherwise, the
can generally make additional           annuitant will receive the annuity
investments of any amount of $50 or     payments. After the annuitant's
more, until the annuity                 death, the beneficiary will receive
commencement date. But you are not      any remaining guaranteed payments.
required to make any additional
investments.

Annuity Payment Options                 The annuity payment options are
                                        explained below. Options 1, 2, and
The certificate provides five           4 are fixed only. Options 3 and 5
annuity payment options that are        can be fixed or variable.
described below. You may chose any
combination of annuity payment          Payment Option 1--Interest
options. We will use your adjusted      --------------------------
certificate value to provide these      Payments. We will pay the interest
annuity payments. The adjusted          --------
certificate value is the                on the amount we use to provide
certificate value increased or          annuity payments in equal payments,
decreased by any applicable excess      or this amount may be left to
interest adjustment. If the             accumulate for a period of time you
adjusted certificate value on the       and PFL agree to. You and PFL will
annuity commencement date is less       agree on withdrawal rights when you
than $2,000, PFL reserves the right     elect this option.
to pay it in one lump sum in lieu
of applying it under an annuity         Payment Option 2--Income for a
payment option. You can receive         ------------------------------
annuity payments monthly,               Specified Period. We will make
quarterly, semi-annually, or            ----------------
annually.                               level payments only for the fixed
                                        period you choose. No funds will
Unless you choose to receive            remain at the end.
variable payments under annuity
payment options 3 or 5, the amount      Payment Option 3--Life Income. You
of each payment will be set on the      -----------------------------
annuity commencement date and will      may choose between:
not change. You may, however,
choose to receive variable payments        Fixed Payments
under payment options 3 and 5. The
dollar amount of the first variable        .  No Period Certain--We will
payment will be determined in                 make level payments only
accordance with the annuity payment           during the annuitant's
rates set forth in the applicable             lifetime.
table contained in the group
contract and/or certificate. The           .  10 Years Certain--We will
dollar amount of additional                   make level payments for the
variable payments will vary based             longer of the annuitant's
on the investment performance of              lifetime or ten years.
the mutual fund subaccount(s). The
dollar amount of each variable             .  Guaranteed Return of
payment after the first may                   Certificate Proceeds--We will
increase, decrease, or remain                 make level payments for the
constant. If the actual investment            longer of the annuitant's
performance exactly matched the               lifetime or until the total
assumed investment return of 5% at            dollar amount of payments we
all times, the amount of each                 make to you equals the amount
variable annuity payment would                applied to this option.
remain equal. If actual investment
performance exceeds the assumed            Variable Payments
investment return, the amount of
the variable annuity payments would        .  No Period Certain--Payments
increase. Conversely, if actual               will be made only during the
investment performance is lower               lifetime of the annuitant.
than the assumed investment return,
the amount of the variable annuity         .  10 Years Certain--Payments
payments would decrease.                      will be made for the longer
                                              of the annuitant's lifetime
A charge for premium taxes and an             or ten years.
excess interest adjustment may be
made when annuity payments begin.       Payment Option 4--Income of a
                                        -----------------------------
                                        Specified Amount. Payments are made
                                        ----------------
                                        for any specified amount until the
                                        amount applied to this option, with
                                        interest, is exhausted. This will
                                        be a series of level payments
                                        followed by a smaller final
                                        payment.

Payment Option 5--Joint and             3.  PURCHASE
---------------------------
Survivor Annuity. You may choose        Certificate Issue Requirements
----------------
between:                                PFL will issue a certificate IF:

  Fixed Payments                        .  PFL receives all information
                                           needed to issue the certificate;
  .  Payments are made during the
     joint lifetime of the payee        .  PFL receives a minimum initial
     and a joint payee of your             premium payment; and
     selection. Payments will be
     made as long as either person      .  You (annuitant and any joint
     is living.                            certificate owner) are age 84 or
                                           younger.
  Variable Payments
                                        Premium Payments
  .  Payments are made as long as
     either the payee or the joint      You should make checks for premium
     payee is living.                   payments payable only to PFL Life
                                        Insurance Company and send them to
Other annuity payment options may       the administrative and service
be arranged by agreement with PFL.      office. Your check must be honored
Certain annuity payment options may     in order for PFL to pay any
not be available in all states.         associated payments and benefits
                                        due under the certificate.
NOTE CAREFULLY:
---------------                         Initial Premium Requirements

IF:                                     The initial premium payment for
                                        nonqualified certificates must be
 .  you choose Life Income with No       at least $5,000, and at least
   Period Certain or a Joint and        $2,000 for qualified certificates.
   Survivor Annuity; and                There is no minimum initial premium
                                        payment for certificates issued
 .  the annuitant(s) dies before the     under section 403(b) of the
   due date of the second annuity       Internal Revenue Code; however,
   payment;                             your premium must be received
                                        within 90 days of the certificate
THEN:                                   date or your certificate will be
                                        canceled. We will credit your
 .  we may make only one annuity         initial premium payment to your
   payment.                             certificate within two business
                                        days after the day we receive it
IF:                                     and your complete certificate
                                        information. If we are unable to
 .  you choose Income for a              credit your initial premium
   Specified Period, Life Income        payment, we will contact you within
   with 10 years Certain, Life          five business days and explain why.
   Income with Guaranteed Return of     We will also return your initial
   Certificate Proceeds, or Income      premium payment at that time unless
   of a Specified Amount; and           you tell us to keep it and credit
                                        it as soon as possible.
 .  the person receiving payments
   dies prior to the end of the         The date on which we credit your
   guaranteed period;                   initial premium payment to your
                                        certificate is the certificate
THEN                                    date. The certificate date is used
                                        to determine certificate years,
 .  the remaining guaranteed             certificate months and certificate
   payments will be continued to        anniversaries.
   that person's beneficiary, or
   their present value may be paid
   in a single sum.

We will not pay interest on amounts
represented by uncashed annuity
payment checks if the postal or
other delivery service is unable to
deliver checks to the payee's
address of record. The payee is
responsible to keep PFL informed of
the payee's current address of
record.

Additional Premium Payments             You may change allocations for
                                        future additional premium payments
You are not required to make any        by sending us written instructions
additional premium payments.            or by telephone, subject to the
However, you can make additional        limitations described under
premium payments as often as you        "Telephone Transactions." The
like during the lifetime of the         allocation change will apply to
annuitant and during the                premium payments received after the
accumulation phase. Additional          date we receive the change request.
premium payments must be at least
$50. We will credit additional          Certificate value
premium payments to your
certificate as of the business day      You should expect your certificate
we receive your premium and             value to change from valuation
required information.                   period to valuation period. A
                                        valuation period begins at the
Maximum Total Premium Payments          close of trading on the New York
                                        Stock Exchange on each business day
We allow premium payments up to a       and ends at the close of trading on
total of $1,000,000 without prior       the next succeeding business day. A
approval.                               business day is each day that the
                                        New York Stock Exchange is open.
Premium Enhancement                     The New York Stock Exchange
                                        generally closes at 4:00 p.m.
An amount equal to 5% of the            eastern time. Holidays are
initial premium payment will be         generally not business days.
added to the certificate value (4%
if you are 70 years old or older).      4.  INVESTMENT CHOICES
The amount of the premium
enhancement is not considered a         The Mutual Fund Account
premium payment. The premium
enhancement percentage may vary         There are currently thirteen
from premium to premium on              variable subaccounts available
subsequent premium payments, but        under the certificates.
will never be less than 0.25% nor
more than 7%. A confirmation will       The mutual fund subaccounts invest
be sent advising the certificate        in shares of the various portfolios
holder of the amount of premium         of the Endeavor Series Trust. The
enhancement applicable to each          companies that provide investment
subsequent premium payment. No          advice and administrative services
premium enhancement will apply if       for the underlying portfolios
the certificate is cancelled            offered through this certificate
pursuant to the Right to Cancel         are listed below. The following
provision.                              mutual fund investment choices are
                                        currently offered through this
Allocation of Premium Payments          certificate:

When you purchase a certificate, we     Subadvised by Morgan Stanley
will allocate your premium payment      Asset Management Inc.
(plus the premium enhancement) to         Endeavor Asset Allocation
the investment choices you select.        Portfolio
Your allocation must be in whole          Endeavor Money Market Portfolio
percentages and must total 100%. We     Subadvised by T. Rowe Price
will allocate additional premium        Associates, Inc.
payments the same way, unless you         T. Rowe Price Equity Income
request a different allocation. If        Portfolio
you allocate premium payments to          T. Rowe Price Growth Stock
the dollar cost averaging fixed           Portfolio
account, you must give us               Subadvised by Rowe Price-Fleming
directions regarding the mutual         International, Inc.
fund subaccount(s) to which               T. Rowe Price International Stock
transfers are to be made or we            Portfolio
cannot accept your premium payment.     Subadvised  by OpCap Advisors
                                          Endeavor Value Equity Portfolio
                                          Endeavor Opportunity Value
                                          Portfolio

Subadvised by J.P. Morgan               Company Act of 1940 (the "1940
Investment Management Inc.              Act"). Accordingly, neither the
  Endeavor Enhanced Index Portfolio     general account nor any interests
Subadvised by The Dreyfus               therein are generally subject to
Corporation                             the provisions of the 1933 or 1940
  Dreyfus U.S. Government               Acts. PFL has been advised that the
  Securities Portfolio                  staff of the SEC has not reviewed
  Dreyfus Small Cap Value Portfolio     the disclosures in this prospectus
Subadvised  by Montgomery Asset         which relate to the fixed account.
Management, LLC
  Endeavor Select 50 Portfolio          We guarantee that the interest
Subadvised by Massachusetts             credited to the fixed account will
Financial                               not be less than 3% per year. At
Services Company                        the end of a guaranteed period
  Endeavor High Yield Portfolio         option you selected, the value in
Subadvised by Janus Capital             that guaranteed period option will
Corporation                             automatically be transferred into a
  Endeavor Janus Growth Portfolio       new guaranteed period option of the
                                        same length (or the next shorter
The general public may not purchase     period if the same period is no
shares of these underlying              longer offered) at the current
portfolios. The investment              interest rate for that period. You
objectives and policies may be          can transfer to another investment
similar to other portfolios and         choice by giving us notice within
mutual funds managed by the same        30 days before the end of the
investment adviser or manager that      expiring guaranteed period.
are sold directly to the public.
You should not expect that the          Surrenders or partial withdrawals
investment results of the               from a guaranteed period option of
underlying funds to be the same as      the fixed account are subject to an
those of the other portfolios or        excess interest adjustment. This
mutual funds.                           adjustment may increase or decrease
                                        the amount of interest credited to
More detailed information,              your certificate. The excess
including an explanation of the         interest adjustment will not
portfolio's investment objectives,      decrease the interest credited to
may be found in the current             your certificate below 3% per year,
prospectus for the Endeavor Series      however. You bear the risk that we
Trust, which is attached to this        will not credit interest greater
prospectus. You should read the         than 3% per year. We determine
prospectus for the Endeavor Series      credited rates, which are
Trust carefully before you invest.      guaranteed for at least one year,
                                        in our sole discretion.
We may receive expense
reimbursements or other revenues        If you select the fixed account,
from the Endeavor Series Trust or       your money will be placed with the
its manager. The amount of these        other general assets of PFL. The
reimbursements or revenues, if any,     amount of money you are able to
may be based on the amount of           accumulate in the fixed account
assets that PFL or the mutual fund      during the accumulation phase
account invests in the underlying       depends upon the total interest
portfolios.                             credited. The amount of annuity
                                        payments you receive during the
The Fixed Account                       income phase from the fixed portion
                                        of your certificate will remain
Premium payments allocated and          level for the entire income phase.
amounts transferred to the fixed
account become part of the general      Transfers
account of PFL. Interests in the
general account have not been           During the accumulation phase, you
registered under the Securities Act     may make transfers from any mutual
of 1933 (the "1933 Act"), nor is        fund subaccount as often as you
the general account registered as       wish within certain limitations.
an investment company under the
Investment

Transfers from a guaranteed period      Transfers may be made by telephone,
option of the fixed account are         subject to the limitations
limited to the following:               described below under "Telephone
At the end of a guaranteed period,      Transactions."
you must notify us within 30 days
prior to the end of the guaranteed      Currently, there is no charge for
period that you wish to transfer        transfers. However, the number of
the amount in that guaranteed           transfers permitted may be limited
period option to another investment     in the future and charges per
choice.                                 transfer may apply in the future.
                                        We reserve the right to prohibit
 .  Transfers of amounts equal to        transfers to the fixed account if
   interest credited. This may          we are crediting an effective
   affect your overall interest-        annual interest rate of 3.0%.
   crediting rate, because
   transfers are deemed to come         Family Income Protector
   from the oldest premium payment
   first.                               The optional "family income
                                        protector" rider assures you of a
 .  Other than at the end of a           minimum level of income in the
   guaranteed period, transfers of      future by guaranteeing a minimum
   amounts from the guaranteed          annuitization value (discussed
   period option in excess of           below) after 10 years. You may
   amounts equal to interest            elect to purchase this benefit,
   credited, are subject to an          which guarantees a minimum amount
   excess interest adjustment. If       you will have to apply to a family
   it is a negative adjustment, the     income protector annuity payment
   maximum amount you can transfer      option and which guarantees a
   is 25% of the amount in that         minimum amounts of those payments
   guaranteed period option, less       once you begin to receive them. By
   any previous transfers during        electing this benefit, you can
   the current certificate year. If     participate in the gains of the
   it is a positive adjustment, we      underlying variable investment
   do not limit the amount that you     options you select while knowing
   can transfer.                        that you are guaranteed a minimum
                                        level of income in the future,
There are no transfers permitted        regardless of the performance of
out of the dollar cost averaging        the underlying variable investment
fixed account option except through     options.
the dollar cost averaging program.
                                        You can annuitize under the Family
Each transfer must be at least $500     Income Protector (subject to the
(or the entire mutual fund              conditions described below) at the
subaccount value), except for           greater of the adjusted certificate
transfers of guaranteed period          value (described above) or the
option amounts equal to interest        minimum annuitization value.
credited, for which there is a
minimum transfer amount of $50. If      Minimum Annuitization Value.  The
less than $500 remains, then we         ---------------------------
reserve the right to either deny        minimum annuitization value is:
the transfer or include that amount
in the transfer.                        .  the certificate value on the
                                           date the rider is issued,
During the income phase of your
certificate, you may transfer           .  plus any additional premium
values out of any mutual fund              payments (not including any
subaccount up to four times per            premium enhancement),
year. However, you cannot transfer
values out of the fixed account in      .  minus an adjustment for any
this phase. The minimum amount that        withdrawals made after the date
can be transferred during this             the rider is issued,
phase is the lesser of $10 of
monthly income, or the entire           .  accumulated at the annual growth
monthly income of the annuity units        rate written on page one of the
in the mutual fund subaccount from         rider,
which the transfer is being made.
                                        .  minus any premium taxes.

The annual growth rate is currently     after the rider is added. However,
6% per year; PFL may, at its            all of these benefit specifications
discretion, change the rate in the      may change if you elect to upgrade
future, but the rate will never be      the minimum annuitization value.
less than 3% per year, and once the
rider is added to your certificate,     Minimum Annuitization Value
the annual growth rate will not         ---------------------------
vary during the life of that rider.     Upgrade. You can upgrade your
Withdrawals may reduce the minimum      -------
annuitization value on a basis          minimum annuitization value to the
greater than dollar-for-dollar. See     certificate value within 30 days
the Statement of Additional             after any certificate anniversary
Information for more information.       before your 85th birthday (earlier
                                        if required by state law). For your
The minimum annuitization value may     convenience, we will put the last
only be used to annuitize using the     date to upgrade on page one of the
family income protector payment         rider.
options and may not be used with
any of the other annuity payment        If you upgrade, the current rider
options listed in section 2. The        will terminate and a new one will
family income protector payment         be issued with its own specified
options are:                            guaranteed benefits and fees.
                                        Please note that the benefits and
 .  Life Income - An election may be     fees under the new rider may differ
   made for "No Period Certain" or      from your benefits and fees prior
   "10 Years Certain". In the event     to upgrading.
   of the death of the annuitant
   prior to the end of the chosen       Conditions of Exercise of the
   period certain, the remaining        -----------------------------
   period certain payments will be      Family Income Protector. You can
   continued to the beneficiary.        -----------------------
                                        only annuitize using the family
 .  Joint and Full Survivor - An         income protector within the 30 days
   election may be made for "No         after the tenth or later
   Period Certain" or "10 Years         certificate anniversary after the
   Certain". Payments will be made      family income protector is elected
   as long as either the annuitant      or, in the case of an upgrade of
   or joint annuitant is living. In     the minimum annuitization value,
   the event of the death of both       the tenth or later certificate
   the annuitant and joint              anniversary following the upgrade;
   annuitant prior to the end of        PFL may, at its discretion, change
   the chosen period certain, the       the waiting period before the
   remaining period certain             family income protector can be
   payments will be continued to        exercised in the future. You
   the beneficiary.                     cannot, however, annuitize using
                                        the family income protector after
The minimum annuitization value is      the certificate anniversary after
used to calculate the family income     your 94th birthday (earlier if
protector payment and does not          required by state law). For your
establish or guarantee a                convenience, we will put the first
certificate value or guarantee          and last date to annuitize using
performance of any investment           the family income protector on page
option.                                 one of the rider.

In addition to the annual growth        Note Carefully -- If you annuitize
rate, other benefits and fees under     at any time other than indicated
the rider (the rider fee, the fee       above, you cannot use the family
waiver threshold, guaranteed            income protector.
payment fee, and the waiting period
before the family income protector      Guaranteed Minimum Stabilized
can be exercised, as well as the        -----------------------------
annual growth rate) are also            Payments. Annuity payments under
guaranteed not to change                --------
                                        the family income protector are
                                        guaranteed to never be less than
                                        the initial payment. See the
                                        Statement of Additional Information
                                        for information concerning the
                                        calculation of the initial payment.
                                        The payments will also be
                                        "stabilized" or held constant
                                        during each certificate year.

Under the family income protector,      The guaranteed payment fee is
each annuity payment will be the        included on page one of the rider.
greater of the stabilized payment
or the payment calculated without       Termination.  The family income
regard to the stabilized payments.      -----------
During the first certificate year       protector is irrevocable. You have
after annuitizing using the family      the option not to use the benefit
income protector, each stabilized       but you will not receive a refund
payment will equal the initial          of any fees you have paid. The
payment. On each certificate            family income protector will
anniversary thereafter, the             terminate upon the earliest of the
stabilized payment will increase or     following:
decrease depending on the
performance of the investment           .  annuitization (you will still
options you selected, and then be          get guaranteed minimum
held constant at that amount for           stabilized payments if you
that certificate year. The                 annuitize using the minimum
stabilized payment on each                 annuitization value under the
certificate anniversary will equal         family income protector),
the greater of the initial payment
or the payment supportable by the       .  upgrade of the minimum
annuity units in the selected              annuitization value (although a
investment options. See the                new rider will be issued),
Statement of Additional Information
for additional information              .  termination of your certificate,
concerning stabilized payments.            or

Family Income Protector Rider Fee.      .  30 days after the certificate
---------------------------------          anniversary after your 94th
A rider fee, currently 0.30% of the        birthday (earlier if required by
minimum annuitization value on the         state law).
previous certificate anniversary,
is charged annually prior to            The family income protector does
annuitization. We will also charge      not establish or guarantee
this fee if you take a complete         certificate value or guarantee
withdrawal. PFL may change the          performance of any investment
rider fee percentage in the future,     option. Because this benefit is
but it will never be greater than       based on conservative actuarial
0.50%. The rider fee is deducted        factors, the level of lifetime
from each variable investment           income that it guarantees may be
option in proportion to the amount      less than the level that would be
of certificate value in each            provided by application of the
subaccount.                             certificate value at otherwise
                                        applicable adjusted annuity
The rider fee on any given              factors. Therefore, the family
certificate anniversary will be         income protector should be regarded
waived if the certificate value         as a safety net. The costs of
exceeds the fee waiver threshold.       annuitizing under the Family Income
The fee waiver threshold currently      Protector include the guaranteed
is two times the minimum                payment fee, and also the lower
annuitization value. PFL may, at        payout levels inherent in the
its discretion, change the fee          annuity tables used for those
waiver threshold in the future, but     minimum payouts. These costs should
it will never be greater than two       be balanced against the benefits of
and one-half times the minimum          a minimum payout level.
annuitization value.
                                        Dollar Cost Averaging Program
Guaranteed Payment Fee.  A
----------------------                  During the accumulation phase, you
guaranteed payment fee, currently       may instruct us to automatically
equal to an effective annual rate       transfer money from the dollar cost
of 1.25% of the daily net asset         averaging fixed account option, the
value in the mutual fund account,       Endeavor Money Market Subaccount,
is reflected in the amount of the       or the Dreyfus U.S. Government
variable payments you receive if        Securities Subaccount, into any
you annuitize under the family          other mutual fund subaccounts. You
income protector rider. PFL may         may specify the dollar amount to be
change the guaranteed payment fee       transferred either monthly or
in the future, but it will never be     quarterly; however each transfer
greater than 2.25%.                     must be at least $500. A minimum of
                                        6 monthly or 4 quarterly transfers
                                        are required and a maximum of 24
                                        months or 8 quarterly transfers
are allowed. Transfers must begin       requesting a transaction by
within 30 days. We will make the        telephone. We may also require
transfers on the 28th day of the        written confirmation of your
applicable month. There is no           request. We will not be liable for
charge for this program.                following telephone requests that
                                        we believe are genuine. Telephone
Dollar cost averaging buys more         requests must be received while the
accumulation units when prices are      New York Stock Exchange is open to
low and fewer accumulation units        assure same-day pricing of the
when prices are high. It does not       transaction. We may discontinue
guarantee profits or assure that        this option at any time.
you will not experience a loss. You
should consider your ability to         5.  EXPENSES
continue the dollar cost averaging
program during all economic             There are charges and expenses
conditions.                             associated with your certificate
                                        that reduce the return on your
We may credit different interest        investment in the certificate.
rates for dollar cost averaging
programs of varying time periods.       Surrender Charge
If you discontinue the dollar cost
averaging program before its            During the accumulation phase, you
completion, then the interest           can withdraw part or all of the
credited on amounts in the dollar       cash value. Cash value is the
cost averaging fixed account may be     certificate value increased or
adjusted downward, but not below        decreased by any excess interest
the minimum guaranteed effective        adjustment and decreased by any
annual interest rate of 3%.             applicable surrender charge,
                                        premium taxes, and Family Income
Asset Rebalancing                       Protector rider fees, and less the
                                        annual Service Charge. We may apply
During the accumulation phase you       a surrender charge to compensate us
can instruct us to automatically        for expenses relating to sales,
rebalance the amounts in your           including commissions to registered
mutual fund subaccounts to maintain     representatives and other
your desired asset allocation. This     promotional expenses. After the
feature is called asset rebalancing     first year, you can withdraw up to
and can be started and stopped at       10% of your cumulative premium
any time free of charge. However,       payments once each certificate year
we will not rebalance if you are in     free of surrender charges. This
the dollar cost averaging program       amount is referred to as the free
or if any other transfer is             percentage and is determined at the
requested. Asset rebalancing            time of the withdrawal. If you
ignores amounts in the fixed            withdraw money in excess of 10% of
account. You can choose to              your cumulative premium payments ,
rebalance monthly, quarterly, semi-     you might have to pay a surrender
annually, or annually.                  charge, which is a contingent
                                        deferred sales charge, on the
Telephone Transactions                  excess amount. The following
                                        schedule shows the surrender
You may make transfers and change       charges that apply during the nine
the allocation of additional            years following each premium
premium payments by telephone IF:       payment:

 .  you select the "Telephone
   Transfer/Reallocation
   Authorization" box in the
   certificate enrollment form or
   enrollment information; or

 .  you later make this request in
   writing.

You will be required to provide
certain information for
identification purposes when

-----------------------------------
Number of Years  Surrender Charge       The mortality and expense risk fee
 Since Premium  (as a percentage of     is at an annual rate of 1.35% of
 Payment Date    premium withdrawn)     assets. This annual fee is assessed
-----------------------------------     daily based on the net asset value
                                        of each mutual fund subaccount.
     0 - 1              8%
-----------------------------------     If this charge does not cover our
     1 - 2              8%              actual costs, we absorb the loss.
-----------------------------------     Conversely, if the charge more than
     2 - 3              8%              covers actual costs, the excess is
-----------------------------------     added to our surplus. We expect to
     3 - 4              7%              profit from this charge. We may use
-----------------------------------     any profit for any proper purpose,
     4 - 5              6%              including distribution expenses.
-----------------------------------
     5 - 6              5%              Administrative Charges
-----------------------------------
     6 - 7              4%              We deduct an administrative charge
-----------------------------------     to cover the costs of administering
      7-8               3%              the annuity (including certain
-----------------------------------     distribution-related expenses).
      8-9               2%              This daily charge is equal to an
-----------------------------------     annual rate of 0.40% of the daily
   9 or more            0%              net asset value of the mutual fund
-----------------------------------     account.

                                        In addition, an annual service
For example, assume your premium        charge of $40 (but not more than 2%
payments total $100,000 at the          of the certificate value) is
beginning of certificate year 2 and     charged on each certificate
you withdraw $30,000. Since that        anniversary and at surrender. The
amount is more than your free           service charge is waived if your
percentage, you would pay a             certificate value is at least
surrender charge of $1,600 on the       $100,000 or if the sum of your
$20,000 remaining after the free        premiums, less all partial
percentage (8% of ($30,000 -            withdrawals, is at least $100,000.
$10,000)).
                                        Premium Taxes
You receive the full amount of a
requested partial withdrawal            Some states assess premium taxes on
because we deduct any applicable        the premium payments you make. We
excess interest adjustment and          currently do not deduct for these
surrender charge from your              taxes at the time you make a
remaining certificate value. You        premium payment. However, we will
receive your cash value upon full       deduct the total amount of premium
surrender.                              taxes, if any, from the certificate
                                        value when:
For surrender charge purposes, the
oldest premium is considered to be      .  you elect to begin receiving
withdrawn first.                           annuity payments;

Keep in mind that withdrawals may       .  you surrender the certificate;
be taxable, and if made before age         or
59 1/2, may be subject to a 10%
federal penalty tax. For tax            .  you die and a death benefit is
purposes, withdrawals are                  paid (you must also be the
considered to come from earnings           annuitant for the death benefit
first.                                     to be paid).

Surrender charges are waived if you     Generally, premium taxes range from
withdraw money under the nursing        0% to 3.50%, depending on the
care and terminal condition             state.
withdrawal option or unemployment
waiver.

Mortality and Expense Risk Fee

We charge a fee as compensation for
bearing certain mortality and
expense risks under the
certificate. Examples include a
guarantee of annuity rates, the
death benefits, certain expenses of
the certificate, and assuming the
risk that the current charges will
be insufficient in the future to
cover costs of administering the
certificate.

Federal, State and Local Taxes          Annuities in General

We may in the future deduct charges     Deferred annuities are a way of
from the certificate for any taxes      setting aside money for future
we incur because of the                 needs like retirement. Congress
certificate. However, no deductions     recognized how important saving for
are being made at the present time.     retirement is and provided special
                                        rules in the Internal Revenue Code
Transfer Fee                            for annuities.

You are allowed to make 12 free         Simply stated, these rules provide
transfers per year before the           that generally you will not be
annuity commencement date. If you       taxed on the earnings, if any, on
make more than 12 transfers per         the money held in your annuity
year, we reserve the right to           certificate until you take the
charge $10 for each transfer.           money out. This is referred to as
Premium payments, asset rebalancing     tax deferral. There are different
and dollar cost averaging transfers     rules as to how you will be taxed
are not considered transfers. All       depending on how you take the money
transfer requests made at the same      out and the type of annuity -
time are treated as a single            qualified or nonqualified
request.                                (discussed below).

Family Income Protector                 You will not be taxed on increases
                                        in the value of your annuity until
If you elect the family income          a distribution occurs - either as a
protector, there is an annual rider     withdrawal or as annuity payments.
fee during the accumulation phase
of 0.30% of the minimum                 When a non-natural person (e.g.,
annuitization value, and a              corporation or certain other
guaranteed payment fee during the       entities other than tax-qualified
income phase of 1.25% of the daily      trusts) owns a nonqualified
net asset value if you annuitize        annuity, the certificate will
under the rider. The annual rider       generally not be treated as an
fee is also deducted upon a             annuity for tax purposes.
complete withdrawal. (See Section
4, "INVESTMENT CHOICES - Family         Qualified and Nonqualified Annuities
Income Protector.")
                                        If you purchase the certificate
Portfolio Management Fees               under an individual retirement
                                        annuity, a pension plan, or
The value of the assets in each         specially sponsored program, your
mutual fund subaccount will reflect     certificate is referred to as a
the fees and expenses paid by the       qualified annuity.
underlying fund. A description of
these expenses is found in the          Qualified annuities are issued in
prospectus for the Endeavor Series      connection with the following
Trust.                                  plans:

6.  TAXES                               .  Individual Retirement Annuity
                                           (IRA): A traditional IRA allows
NOTE:  PFL has prepared the                individuals to make
following information on federal           contributions, which may be
income taxes as a general                  deductible, to the certificate.
discussion of the subject. It is           A Roth IRA also allows
not intended as tax advice to any          individuals to make
individual. You should consult your        contributions to the
own tax adviser about your own             certificate, but it does not
circumstances. PFL has included an         allow a deduction for
additional discussion regarding            contributions, and distributions
taxes in the Statement of                  may be tax-free if the owner
Additional Information.                    meets certain rules.

                                        .  Tax-Sheltered Annuity (403(b)
                                           Plan): A 403(b) Plan may be made
                                           available to employees of
                                           certain public school systems
                                           and tax-exempt organizations and
                                           permits
contributions to the certificate on     .  which come from premium payments
a pre-tax basis.                           made prior to August 14, 1982.

 .  Corporate Pension and Profit-        All deferred non-qualified annuity
   Sharing and H.R. 10 Plan:            annuities that are issued by PFL
   Employers and self-employed          Life (or its affiliates) to the
   individuals can establish            same owner during any calendar year
   pension or profit-sharing plans      are treated as one annuity for
   for their employees or               purposes of determining the amount
   themselves and make                  includable in the owner's income
   contributions to the certificate     when a taxable distributions
   on a pre-tax basis.                  occurs.

 .  Deferred Compensation Plan (457      Withdrawals - Qualified Annuities
   Plan): Certain governmental and
   tax-exempt organizations can         The above information describing
   establish a plan to defer            the taxation of nonqualified
   compensation on behalf of their      annuities does not apply to
   employees through contributions      qualified annuities. There are
   to the certificate.                  special rules that govern with
                                        respect to qualified annuities.
If you purchase the certificate as      Generally, these rules restrict:
an individual and not under an
individual retirement annuity,          .  the amount that can be
403(b) plan, 457 plan, or pension          contributed to the certificate
or profit sharing plan, your               during any year; and
certificate is referred to as a
nonqualified annuity.                   .  the time when amounts can be
                                           paid from the certificates.
Withdrawals - Nonqualified Annuities
                                        In addition, a penalty tax may be
If you make a withdrawal from your      assessed on amounts withdrawn from
certificate before the annuity          the certificate prior to the date
commencement date, the Internal         you reach age 59 1/2, unless you
Revenue Code treats that withdrawal     meet one of the exceptions to this
as first coming from earnings and       rule. You may also be required to
then from your premium payments.        begin taking minimum distributions
When you make a withdrawal you are      from the certificate by a certain
taxed on the amount of the              date. The terms of the plan may
withdrawal that is earnings. (The       limit the rights otherwise
excess interest adjustment              available to you under the
resulting from the withdrawal may       certificates.
affect the amount on which you are
taxed.) Different rules apply for       We have provided more information
annuity payments. See "Annuity          in the Statement of Additional
Payments" below.                        Information. You should consult
                                        your legal counsel or tax adviser
The Internal Revenue Code also          if you are considering purchasing a
provides that withdrawn earnings        certificate for use with any
may be subject to a penalty. The        retirement plan.
amount of the penalty is equal to
10% of the amount that is               Withdrawals - 403(b)  Annuities
includable in income. Some
withdrawals will be exempt from the     The Internal Revenue Code limits
penalty. They include any amounts:      the withdrawal of premium payments
                                        from certain 403(b) annuities.
 .  paid on or after the taxpayer        Withdrawals can generally only be
   reaches age 59 1/2;                  made when a certificate owner:
 .  paid after the taxpayer dies;
                                        .  reaches age 59 1/2;
 .  paid if the taxpayer becomes
   totally disabled (as that term       .  leaves his/her job;
   is defined in the Internal
   Revenue Code);                       .  dies;

 .  paid in a series of                  .  becomes disabled (as that term
   substantially equal payments            is defined in the Internal
   made annually (or more                  Revenue Code); or
   frequently) under a lifetime
   annuity;

 .  paid under an immediate annuity;
   or
  in the case of hardship. However,     payments you receive will be
  in the case of hardship, the          includable in your gross income.
  certificate owner can only
  withdraw the premium payments and     In general, the excludable portion
  not any earnings.                     of each annuity payment you receive
                                        will be determined as follows:
Diversification and Distribution
Requirements                            .  Fixed payments - by dividing the
                                           "investment in the contract" on
The Internal Revenue Code provides         the annuity commencement date by
that the underlying investments for        the total expected value of the
a variable annuity must satisfy            annuity payments for the term of
certain diversification                    the payments. This is the
requirements in order to be treated        percentage of each annuity
as an annuity. The annuity must            payment that is excludable.
also meet certain distribution
requirements at the death of an         .  Variable payments - by dividing
owner in order to be treated as an         the "investment in the contract"
annuity. These diversification and         on the annuity commencement date
distribution requirements are              by the total number of expected
discussed in the Statement of              periodic payments. This is the
Additional Information. PFL may            amount of each annuity payment
modify the group contract and              that is excludable.
certificate to attempt to maintain
favorable tax treatment.                The remainder of each annuity
                                        payment is includable in gross
Taxation of Death Benefit Proceeds      income. Once the "investment in the
                                        contract" has been fully recovered,
Amounts may be distributed from the     the full amount of any additional
certificate because of the death of     annuity payments is includable in
a certificate owner or the              gross income.
annuitant. Generally, such amounts
are includable in the income of the     If you select more than one annuity
recipient:                              payment option, special rules
                                        govern the allocation of the
 .  if distributed in a lump sum,        certificate's entire "investment in
   these amounts are taxed in the       the contract" to each such option,
   same manner as a full surrender;     for purposes of determining the
   or                                   excludable amount of each payment
                                        received under that option. We
 .  if distributed under an annuity      advise you to consult a competent
   payment option, these amounts        tax adviser as to the potential tax
   are taxed in the same manner as      effects of allocating amounts to
   annuity payments.                    any particular annuity payment
                                        option.
For these purposes, the "investment
in the contract" is not affected by     If, after the annuity commencement
the owner's or annuitant's death.       date, annuity payments stop because
That is, the "investment in the         an annuitant died, the excess (if
contract" remains generally the         any) of the "investment in the
total premium payments, less            contract" as of the annuity
amounts received, which were not        commencement date over the
includable in gross income. (The        aggregate amount of annuity
same tax treatment applies to any       payments received that was excluded
amounts distributed after an            from gross income is generally
owner's death.) The premium credit      allowable as a deduction for your
that we add to your certificate         last taxable year.
value is not included in the
investment in the contract.             Transfers, Assignments or Exchanges

Annuity Payments                        A transfer of ownership or
                                        assignment of a certificate, the
Although the tax consequences may       designation of an annuitant or
vary depending on the annuity           other beneficiary who is not also
payment option you select, in           the owner, the
general, for nonqualified and
certain qualified annuities, only a
portion of the annuity
selection of certain annuity            Withdrawals from the fixed account
commencement dates, or a change of      may also be subject to an excess
annnuitant, may result in certain       interest adjustment.
income or gift tax consequences to
the owner that are beyound the          Income taxes, federal tax penalties
scope of this discussion. An owner      and certain restrictions may apply
contemplating any such transfer,        to any withdrawals you make.
assignment, selection, or change
should contact a competent tax          During the income phase, the
adviser with respect to the             annuity payment option you select
potential tax effects of such a         will determine your access to the
transaction.                            money in your certificate.

Possible Tax Law Changes                Delay of Payment and Transfers

Although the likelihood of              Payment of any amount due from the
legislative changes in uncertain,       mutual fund account for a
there is always the possibility         surrender, a death benefit, or the
that the tax treatment of the           death of the owner of a
certificate could change by             nonqualified certificate, will
legislation or otherwise. You           generally occur within seven
should consult a tax adviser with       business days from the date all
respect to legislative developments     required information is received by
and their effect on the                 PFL. PFL may be permitted to defer
certificate.                            such payment from the mutual fund
                                        account if:
7.  ACCESS TO YOUR MONEY
                                        .  the New York Stock Exchange is
Surrenders                                 closed other than for usual
                                           weekends or holidays or trading
During the accumulation phase, you         on the Exchange is otherwise
can have access to the money in            restricted;
your certificate in several ways:
                                        .  an emergency exists as defined
 .  by making a withdrawal (either a        by the SEC or the SEC requires
   complete or partial withdrawal);        that trading be restricted; or
   or
                                        .  the SEC permits a delay for the
 .  by taking annuity payments.             protection of owners.

If you want to make a complete          In addition, transfers of amounts
withdrawal, you will receive the        from the mutual fund subaccounts
value of your certificate plus or       may be deferred under these
minus any excess interest               circumstances.
adjustment, minus:
                                        Pursuant to the requirements of
 .  surrender charges;                   certain state laws, we reserve the
                                        right to defer payment of the cash
 .  premium taxes;                       value from the fixed account for up
                                        to six months.
 .  the service charges; and
                                        Excess Interest Adjustment
 .  Family Income Protector rider
   fees.                                Money that you withdraw from a
                                        guaranteed period option of the
If you want to take a partial           fixed account before the end of its
withdrawal, in most cases it must       guaranteed period (the number of
be for at least $500. Unless you        years you specified the money would
tell us otherwise, we will take the     remain in the guaranteed period
withdrawal from each of the             option) may be subject to an excess
investment choices in proportion to     interest adjustment. At the time
the certificate value.                  you request a withdrawal, if
                                        interest rates set by PFL have
Remember that any withdrawal you        risen since the date of the initial
take will reduce the certificate        guarantee, the excess interest
value, and might reduce the amount      adjustment will result in a lower
of the death benefit. See Section       cash value on surrender. However,
9, Death Benefit, for more details.     if interest rates have fallen since
Withdrawals may be subject to a         the date of the initial guarantee,
surrender charge.

the excess interest adjustment will     This benefit may not be available
result in a lower cash value on         in all states. See the group
surrender. However, if interest         contract and certificate or
rates have fallen since the date of     endorsement for details and
the initial guarantee, the excess       conditions.
interest adjustment will result in
a higher cash value on surrender.       Unemployment Waiver
There will be no excess interest
adjustment on any of the following:     No surrender charges or excess
                                        interest adjustment will apply to
 .  lump sum withdrawals of the free     withdrawals if you or your spouse
   percentage available (see            is unemployed. In order to qualify,
   Surrender Charge, page _____         you (or your spouse, whichever is
   above);nursing care and terminal     applicable) must have been:
   condition withdrawals;
                                        .  employed full time for at least
 .  unemployment withdrawals;               two years prior to becoming
                                           unemployed; and
 .  withdrawals to satisfy any
   minimum distribution                 .  employed full time on the
   requirements; and systematic            certificate date; and
   payout option payments, which do
   not exceed 10% of your               .  unemployed for at least 60 days
   cumulative premium payments             in a row at the time of the
   divided by the number of payouts        withdrawal; and
   made per year.
                                        .  must have a minimum cash value
Certain conditions must be                 at the time of withdrawal of
satisfied. See the Statement of            $5,000.
Additional Information for more
details.                                This benefit is also available to
                                        the annuitant or annuitant's spouse
Systematic Payout Option                if the certificate owner is not a
                                        natural person.
You can receive regular payments
from your certificate by using the      You must provide written proof from
systematic payout option. Under         your State's Department of Labor,
this option, you can receive up to      which verifies that you qualify for
10% (annually) of your cumulative       and are receiving unemployment
premium payments free of surrender      benefits at the time of withdrawal.
charges. Payments can be made           This benefit may not be available
monthly, quarterly, semi-annually,      in all states. See the certificate
or annually.                            for details.

Nursing Care and Terminal Condition     8.  PERFORMANCE
Withdrawal Option
                                        The Mutual Fund Account
No surrender charges or excess
interest adjustment will apply if       PFL periodically advertises
you or your spouse has been:            performance of the various mutual
                                        fund subaccounts. We may disclose
 .  confined in a hospital or            at least four different kinds of
   nursing facility for 30 days in      performance. First, we may
   a row; or                            calculate performance by
                                        determining the percentage change
 .  diagnosed with a terminal            in the value of an accumulation
   condition (usually a life            unit by dividing the increase
   expectancy of 12 months or           (decrease) for that unit by the
   less).                               value of the accumulation unit at
                                        the beginning of the period. This
This benefit is also available to       performance number reflects the
the annuitant or annuitant's spouse     deduction of the mortality and
if the owner is not a natural           expense risk fees and
person.                                 administrative charges. It does not
                                        reflect the deduction of any
                                        applicable premium taxes or
                                        surrender charges. The deduction of
                                        any applicable premium taxes or
surrender charges would reduce the      Distribution requirements apply to
percentage increase or make greater     the certificate value upon the
any percentage decrease.                death of any certificate owner.
                                        These requirements are detailed in
Second, any advertisement will also     the Statement of Additional
include total return figures, which     Information.
reflect the deduction of the
mortality and expense risk fees,        When We Pay A Death Benefit
administrative charges and
surrender charges. These figures        Before the Annuity Commencement Date
will also reflect the premium           ------------------------------------
enhancement.                            We will pay a death benefit to your
                                        beneficiary
Third, for periods starting prior
to the date the annuities were          IF:
first offered, the performance will
be based on the historical              .  you are both the annuitant and
performance of the corresponding           an owner of the certificate; and
investment portfolios for the
periods commencing from the date on     .  you die before the annuity
which the particular investment            commencement date.
portfolio was made available
through the mutual fund account.        If the only beneficiary is your
Fourth, in addition, for certain        surviving spouse, then he or she
investment portfolios, performance      may elect to continue the
may be shown for the period             certificate as the new annuitant
commencing from the inception date      and owner, instead of receiving the
of the investment portfolio. These      death benefit. All future surrender
figures should not be interpreted       charges will be waived.
to reflect actual historical
performance of the mutual fund          We will also pay a death benefit to
account.                                your beneficiary IF:

We also may, from time to time,         .  you are not the annuitant; and
include in our advertising and
sales materials, tax deferred           .  the annuitant dies before the
compounding charts and other               annuity commencement date; and
hypothetical illustrations, which
may include, comparisons of             .  you specifically requested that
currently taxable and tax deferred         the death benefit be paid upon
investment programs, based on              the annuitant's death.
selected tax brackets.
                                        After the Annuity Commencement Date
Appendix B contains performance         -----------------------------------
information that you may find           The death benefit payable, if any,
useful. It is divided into various      on or after the annuity
parts, depending upon the type of       commencement date depends on the
performance information shown.          annuity payment option selected.
Future performance will vary and
future results will not be the same     IF:
as the results shown.
                                        .  you are not the annuitant; and
9.  DEATH BENEFIT
                                        .  you die on or after the annuity
We will pay a death benefit to your        commencement date; and
beneficiary, under certain
circumstances, if the annuitant         .  the entire interest in the
dies before the annuity                    certificate has not been paid to
commencement date and the annuitant        you;
was also an owner. (If the
annuitant was not an owner, a death     THEN:
benefit may or may not be paid. See
below). The beneficiary may choose      .  the remaining portion of such
an annuity payment option, or may          interest in the certificate will
choose to receive a lump sum.              be distributed at least as
                                           rapidly as under the method of
                                           distribution being used as of
                                           the date of your death.

                                        When We Do Not Pay A Death Benefit

                                        No death benefit is paid in the
                                        -------------------------------
                                        following cases:
                                        ---------------

IF:

 .  you are not the annuitant; and       Guaranteed Minimum Death Benefit

 .  the annuitant dies prior to the      The guaranteed minimum death
   annuity commencement date; and       benefit is the Step-Up Death
                                        Benefit - the largest certificate
 .  you did not specifically request     value on the certificate date or on
   that the death benefit be paid       any certificate anniversary before
   upon the annuitant's death;          you reach age 76; plus any premium
                                        payments you have made since then;
THEN:                                   minus any adjusted partial
                                        withdrawals (discussed below) we
 .  you will become the new              have paid to you since then.
   annuitant and the certificate will
   continue.                            The Step-Up Death Benefit is not
                                        available if the owner or annuitant
IF:                                     is 75 or older on the certificate
                                        date. In those instances, the death
 .  you are not the annuitant; and       benefit will be a return of premium
                                        - total premium payments, less any
 .  you die prior to the annuity         adjusted partial withdrawals as of
   commencement date;                   the date of death. This will not
                                        include any premium enhancement.
THEN:
                                        IF:
 .  the new owner must surrender the
   certificate for the certificate      .  the surviving spouse elects to
   value increased or decreased by         continue the certificate instead
   an excess interest adjustment           of receiving the death benefit;
   within five years of your death.        and

Note carefully.  If the owner does      .  the guaranteed minimum death
--------------                             benefit is greater than the
not name a contingent owner, the           certificate value;
owner's estate will become the new
owner. If no probate estate is          THEN:
opened (because, for example, the
owner has precluded the opening of      .  we will increase the certificate
a probate estate by means of a             value to be equal to the
trust or other instrument), and PFL        guaranteed minimum death
has not received written notice of         benefit. This increase is made
the trust as a successor owner             only at the time the surviving
signed prior to the owner's death,         spouse elects to continue the
then that trust may not exercise           certificate.
ownership rights to the
certificate. It may be necessary to     Adjusted Partial Withdrawal
open a probate estate in order to
exercise ownership rights to the        When you request a partial
certificate if no contingent owner      withdrawal, your guaranteed minimum
is named in a written notice            death benefit will be reduced by an
received by PFL.                        amount called the adjusted partial
                                        withdrawal. Under certain
Amount of Death Benefit                 circumstances, the adjusted partial
                                        withdrawal may be more than the
Death benefit provisions may differ     amount of your withdrawal request.
from state to state. The death          It is also possible that if a death
benefit may be paid as a lump sum       benefit is paid after you have made
or as annuity payments. The death       a partial withdrawal, then the
benefit will be the greatest of:        total amount paid could be less
                                        than the total premium payments. We
 .  certificate value on the date we     have included a detailed
   receive the required information;    explanation of this adjustment in
   or                                   the Statement of Additional
                                        Information.
 .  cash value on the date we
   receive the required information;
   or

 .  guaranteed minimum death benefit
   (discussed below).

10. OTHER INFORMATION                   The Mutual Fund Account

Ownership                               PFL established a mutual fund
                                        account, called the PFL Life Variable
You, as owner of the certificate,       Annuity Account C, under the laws of
exercise all rights under the           the State of Iowa on February 20,
certificate. You can change the         1997. The mutual fund account
certificate owner at any time by        receives and currently invests the
notifying us in writing. An             premium payments that are allocated
ownership change may be a taxable       to it for investment in shares of
event.                                  the underlying mutual fund
                                        portfolios.
Assignment
                                        The mutual fund account is
You can also assign the certificate     registered with the SEC as a unit
any time during your lifetime. PFL      investment trust under the
will not be bound by the assignment     Investment Company Act of 1940.
until we receive written notice of      However, the SEC does not supervise
the assignment. We will not be          the management, the investment
liable for any payment or other         practices, or the policies of the
action we take in accordance with       mutual fund account or PFL. Income,
the certificate before we receive       gains and losses, whether or not
notice of the assignment. There may     realized, from assets allocated to
be limitations on your ability to       the mutual fund account are, in
assign a qualified annuity.             accordance with the policies,
                                        credited to or charged against the
PFL Life Insurance Company              mutual fund account without regard
                                        to PFL's other income, gains or
PFL Life Insurance Company was          losses.
incorporated under the laws of the
State of Iowa on April 19, 1961 as      The assets of the mutual fund
NN Investors Life Insurance             account are held in PFL's name on
Company, Inc. It is engaged in the      behalf of the mutual fund account
sale of life and health insurance       and belong to PFL. However, those
and annuity policies. PFL is a          assets that underlie the
wholly owned indirect subsidiary of     certificates are not chargeable
AEGON USA, Inc. which conducts most     with liabilities arising out of any
of its operations through               other business PFL may conduct. The
subsidiary companies engaged in the     mutual fund account includes other
insurance business or in providing      subaccounts that are not available
non-insurance financial services.       under these certificates.
All of the stock of AEGON USA,
Inc., is indirectly owned by AEGON      Information about the mutual fund
N.V. of the Netherlands, the            account can be reviewed and copied
securities of which are publicly        at the SEC's Public Reference Room
traded. AEGON N.V., a holding           in Washington, D.C. You may obtain
company, conducts its business          information about the operation of
through subsidiary companies            the public reference room by
engaged primarily in the insurance      calling the SEC at 1-800-SEC-0330.
business. PFL is licensed in the        In addition, the SEC maintains a
District of Columbia, Guam, and in      web site (http://www.sec.gov) that
all states except New York.             contains other information
                                        regarding the mutual fund account.
All obligations arising under the
group contracts and certificates,       Mixed and Shared Funding
including the promise to make
annuity payments, are general           Before making a decision concerning
corporate obligations of PFL.           the allocation of premium payments
                                        to a particular mutual fund
                                        subaccount, please read the
                                        Endeavor Series Trust prospectus.
                                        The Endeavor Series Trust is not
                                        limited to selling its shares to
this mutual fund account and can        determine that we are permitted to
accept investments from any             vote the shares in our own right,
separate account or qualified           we may do so.
retirement plan. Since the
portfolios of the underlying funds      Each person having a voting
are available to registered mutual      interest will receive proxy
fund accounts offering variable         material, reports, and other
annuity products of PFL, as well as     materials relating to the
variable annuity and variable life      appropriate portfolio.
products of other insurance
companies, and qualified retirement     Distributor of the Annuity
plans, there is a possibility that
a material conflict may arise           AFSG Securities Corporation is the
between the interests of this           principal underwriter of the group
mutual fund account and one or more     contract and certificates. Like
of the mutual fund accounts of          PFL, it is an indirect wholly owned
another participating insurance         subsidiary of AEGON USA, Inc. It is
company. In the event of a material     located at 4333 Edgewood Road N.E.,
conflict, the affected insurance        Cedar Rapids, IA 52499-0001. AFSG
companies, including PFL, agree to      Securities Corporation is
take any necessary steps to resolve     registered as a broker/dealer under
the matter. This includes removing      the Securities Exchange Act of
their mutual fund accounts from the     1934. It is a member of the
underlying funds. See the               National Association of Securities
underlying funds' prospectuses for      Dealers, Inc.
more details.
                                        Commissions of up to 5.5% of
Reinstatements                          premium payments or 4.5% of premium
                                        payments plus an annual continuing
You may surrender your certificate      fee based on certificate values
and transfer your money directly to     will be paid to broker/dealers who
another life insurance company          sell the certificates under
(sometimes referred to as a 1035        agreements with AFSG Securities
Exchange or a trustee-to-trustee        Corporation. These commissions are
transfer). You may also ask us to       not deducted from premium payments.
reinstate your certificate after        In addition, certain production,
such a transfer by returning the        persistency and managerial bonuses
same total dollar amount of funds       may be paid. PFL may also pay
to the applicable investment            compensation to financial
choices. The dollar amount will be      institutions for their services in
used to purchase new accumulation       connection with the sale and
units at the then current price.        servicing of the group contract and
Because of changes in market value,     certificates.
your new accumulation units may be
worth more or less than the units       Non-participating
you previously owned. We recommend
that you consult a tax professional     The certificates do not participate
to explain the possible tax             or share in the profits or surplus
consequences of exchanges and/or        earnings of PFL. No dividends are
reinstatements.                         payable on the certificates.

Voting Rights                           Variations in Certain Provisions

Mutual Fund Account.  PFL will vote     Certain provisions of the group
-------------------                     contract and certificates may vary
all shares of the Endeavor Series       from the descriptions in this
Trust in accordance with                prospectus in order to comply with
instructions we receive from you        different state laws. See your
and other certificate owners that       certificate for variations since
have voting interests in the            any such state variations will be
portfolios. We will send you and        included in your certificates or in
other certificate owners written        riders or endorsements attached to
requests for instructions on how to     your certificates
vote those shares. When we receive
those instructions, we will vote
all of the shares in proportion to
those instructions. If, however, we

Year 2000 Matters
                                        IMSA
We have in place a Year 2000
Project Plan (the "Plan") to review     PFL is a member of the Insurance
and analyze existing hardware and       Marketplace Standards Association
software systems, as well as voice      (IMSA). IMSA members subscribe to a
and data communications systems, to     set of ethical standards involving
determine if they are Year 2000         the sales and service of
compliant. As of the date of this       individually sold life insurance
prospectus, all of our mission-         and annuities. As a member, we may
critical systems are Year 2000          use the IMSA logo and language in
compliant and ready. The Year 2000      advertisements.
Project Plan is continuing as
scheduled, as we continue with the      Legal Proceedings
validation of our mission-critical
and non-mission-critical systems,       There are no legal proceedings to
including revalidation testing in       which the mutual fund account is a
1999. In addition, PFL has              party or to which the assets of the
undertaken aggressive initiatives       account are subject. PFL, like
to test all systems that interface      other life insurance companies, is
with any third parties and other        involved in lawsuits. In some class
business partners. All of these         action and other lawsuits involving
steps are aimed at allowing current     other insurers, substantial damages
operations to remain unaffected by      have been sought and/or material
the Year 2000 date change.              settlement payments have been made.
                                        Although the outcome of any
As of the date of this prospectus,      litigation cannot be predicted with
we have identified and made             certainty, PFL believes that at the
available what we believe are the       present time there are no pending
appropriate resources of hardware,      or threatened lawsuits that are
people, and dollars, including the      reasonably likely to have a
engagement of outside third             material adverse impact on the
parties, to ensure that the Plan        mutual fund account or PFL.
will be completed.
                                        Financial Statements
Our actions under The Year 2000
Project Plan are intended to            The financial statements of PFL and
significantly reduce PFL's risk of      the mutual fund account are
a material business interruption        included in the Statement of
based on the Year 2000 issues.          Additional Information.
Resolving the Year 2000 computer
problem is complex and                  TABLE OF CONTENTS OF THE STATEMENT
multifaceted. We cannot know            OF ADDITIONAL INFORMATION
conclusively whether a response
plan is successful until the Year          Glossary of Terms
2000 arrives (or an earlier date if        The Certificate--General Provisions
the systems or equipment address           Certain Federal Income Tax
Year 2000 data prior to the Year             Consequences
2000). In spite of its efforts or          Investment Experience
results, PFL's ability to function         Family Income Protector -
unaffected to and through the Year           Hypothetical Illustration
2000 may be adversely affected by          Historical Performance Data
actions, or failure to act, of             Published Ratings
third parties beyond our knowledge         State Regulation of PFL
or control.                                Administration
                                           Records and Reports
This statement is a Year 2000              Distribution of the Certificates
Readiness Disclosure pursuant to
Section 3(9) of the Year 2000
Information and Readiness
Disclosure Act, 15 U.S.C. (S) 1
(1998).

See the prospectus for the Endeavor
Series Trust for information on its
preparation for Year 2000.

   Voting Rights                        Independent Auditors
   Other Products                       Other Information
   Custody of Assets                    Financial Statements
   Legal Matters

                                  APPENDIX A

                          HISTORICAL PERFORMANCE DATA
                            THE MUTUAL FUND ACCOUNT

Standardized Performance Data

PFL may advertise historical yields and total returns for the subaccounts of the mutual fund account. In addition, PFL may advertise the effective yield of the subaccount investing in the Endeavor Money Market Portfolio (the "Endeavor Money Market Subaccount"). These figures are calculated according to standardized methods prescribed by the SEC. They are based on historical earnings and are not intended to indicate future performance.

Endeavor Money Market Subaccount. The yield of the Endeavor Money Market Subaccount for a certificate refers to the annualized income generated by an investment under a certificate in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a certificate in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a mutual fund subaccount (other than the Endeavor Money Market Subaccount) for a certificate refers to the annualized income generated by an investment under a certificate in the subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount refers to return quotations assuming an investment under a certificate has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The redemption value will, of course, reflect the premium enhancement.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular certificate, and they do not reflect the rider charge for the optional family income protector. To the extent that any or all of a premium tax is applicable to a particular certificate, the yield and/or total return of that certificate will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from the administrative and service office upon request.

Based on the method of calculation described in the Statement of Additional Information, the average annual total returns for periods from inception of the subaccounts to December 31, 1998, and for the one and five year periods ended December 31, 1998 are shown in Table 1 below. Total returns shown reflect deductions for the mortality and expense risk fee, and the administrative charges. Performance figures may reflect the 1.35% mortality and expense risk fee for the Step-Up Death Benefit. Standard total return calculations will reflect the effect of surrender charges that may be applicable to a particular period.

Non-Standardized Performance Data

In addition to the standard data discussed above, similar performance data for other periods may also be shown.

PFL may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the mutual fund account. The non-standard performance data may assume that no surrender charge is applicable, and may also make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

The non-standardized average annual total return figures shown in Table 2 are based on the assumption that the certificate is not surrendered, and therefore the surrender charge is not imposed. Also, Table 2 does not reflect the rider charge for the optional family income protector.

                      STATEMENT OF ADDITIONAL INFORMATION

                THE ENDEAVOR GENERATIONS PLUS VARIABLE ANNUITY

                                Issued through

                      PFL LIFE VARIABLE ANNUITY ACCOUNT C

                                  Offered by
                          PFL LIFE INSURANCE COMPANY

                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

                              __________________

This statement of additional information expands upon subjects discussed in the current prospectus for the Endeavor Generations Plus Variable Annuity offered by PFL Life Insurance Company. You may obtain a copy of the prospectus dated May 1, 1999 by calling 1-800-525-6205, or by writing to the Administrative and Service Office, Financial Markets Division--Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Terms used in the current prospectus for the variable annuity are incorporated in this Statement of Additional Information.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectuses for the variable annuity and the Endeavor Series Trust.


Dated: __________________, 1999

                               TABLE OF CONTENTS

                                                                                           Page
                                                                                           ----
GLOSSARY OF TERMS.......................................................................
THE GENERATIONS PLUS VARIABLE ANNUITY--GENERAL PROVISIONS...............................
     Certificate Owner..................................................................
     Entire Contract....................................................................
     Misstatement of Age or Sex.........................................................
     Addition, Deletion or Substitution of Investments..................................
     Excess Interest Adjustment.........................................................
     Reallocation of Certificate Values After the Annuity Commencement Date.............
     Annuity Payment Options............................................................
     Death Benefit......................................................................
     Death of Certificate Owner.........................................................
     Assignment.........................................................................
     Evidence of Survival...............................................................
     Non-Participating..................................................................
     Amendments.........................................................................
     Employee and Agent Purchases.......................................................
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................................................
     Tax Status of the Certificate......................................................
     Taxation of PFL....................................................................
INVESTMENT EXPERIENCE...................................................................
     Accumulation Units.................................................................
     Annuity Unit Value and Annuity Payment Rates.......................................
FAMILY INCOME PROTECTOR - HYPOTHETICAL ILLUSTRATION.....................................
HISTORICAL PERFORMANCE DATA.............................................................
     Money Market Yields................................................................
     Other Subaccount Yields............................................................
     Total Returns......................................................................
     Other Performance Data.............................................................
     Adjusted Historical Performance Data - The Mutual Fund Account.....................
PUBLISHED RATINGS.......................................................................
STATE REGULATION OF PFL.................................................................
ADMINISTRATION..........................................................................
RECORDS AND REPORTS.....................................................................
DISTRIBUTION OF THE ANNUITY.............................................................
VOTING RIGHTS...........................................................................
     The Mutual Fund Account............................................................
OTHER PRODUCTS..........................................................................
CUSTODY OF ASSETS.......................................................................
LEGAL MATTERS...........................................................................
INDEPENDENT AUDITORS....................................................................
OTHER INFORMATION.......................................................................
FINANCIAL STATEMENTS....................................................................

                               GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the certificate value in the mutual fund account before the annuity commencement date.

Adjusted Certificate Value--An amount equal to the certificate value increased or decreased by any excess interest adjustments.

Administrative and Service Office--Financial Markets Division--Variable Annuity Dept., PFL Life Insurance Company, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Annuitant--The person entitled to receive annuity payments after the annuity commencement date and during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the certificate date and may not be later than the last day of the certificate month starting after the annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the month following the month in which the annuitant attains age 95.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the certificate owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Enrollment form--A written application, order form, or any other information received electronically or otherwise upon which the certificate is issued and/or is reflected on the data or specifications page.

Beneficiary--The person who has the right to the death benefit set forth in the certificate.

Business Day--A day when the New York Stock Exchange is open for business.

Cash Value--The certificate value increased or decreased by an excess interest adjustment, less the surrender charge, premium taxes, and Family Income Protector rider fees, if any, and less the Service Charge.

Certificate- The document issued under the Group Contract to the eligible Participants who apply for coverage. The Certificate is not part of the Group Contract.

Certificate Owner or Owner- The person who may exercise all rights and privileges under the certificate. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the enrollment form.

Participant-A person who makes premium payments or for whom premium payments are made under the Group Contract.

Certificate Value--On or before the annuity commencement date, the certificate value is equal to the certificate owner's:
 .  premium payments (including any premium enhancement); minus
 .  partial withdrawals (including any applicable excess interest adjustments and/or surrender charges on such withdrawals); plus
 .  interest credited in the fixed account; plus
 .  accumulated gains or losses in the mutual fund  account; minus
 .  service charges, premium taxes, and transfer fees, if any.

Certificate Year - A certificate year begins on the certificate date and on each certificate anniversary.

Code--The Internal Revenue Code of 1986, as amended.

Due Proof of Death--A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL will constitute due proof of death.

Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders or transfers, from the guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the certificate owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account--One or more investment choices under the certificate that are part of the general assets of PFL and which are not in the separate accounts.

Group Contract - The contract issued to the Group Contract Owner, under which certificates are issued to eligible Participants.

Group Contract Owner- The entity which applies for the Group Contract.

Guaranteed Period Options--The various guaranteed interest rate periods which may be offered by PFL under the fixed account into which premiums may be paid or amounts may be transferred.

Investment Choices--Any of the guaranteed period options of the fixed account, the dollar cost averaging fixed account option, and any of the mutual fund subaccounts.

Mutual Fund Account--A separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, to which premium payments under the certificates may be allocated and which invests in designated portfolios of the Endeavor Series Trust and such other mutual funds as PFL may determine from time to time.

Mutual Fund Subaccount--A subdivision within the mutual fund account, the assets of which are invested in a specified portfolio of the underlying funds.

Nonqualified Annuity--A certificate other than a qualified annuity.

Premium Payment--An amount paid to PFL by the certificate owner or on the certificate owner's behalf as consideration for the benefits provided by the certificate.

Qualified Annuity--A certificate issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Service Charge--An annual charge on each certificate anniversary (and a charge at the time of surrender during any certificate year) for certificate maintenance and related administrative expenses. This annual charge is $40, but will not exceed 2% of the policy value.

Successor Owner--A person appointed by the certificate owner to succeed to ownership of the certificate in the event of the death of the certificate owner who is not the annuitant before the annuity commencement date.

Surrender Charge--A percentage of each premium payment in an amount from 8% to 0% depending upon the length of time from the date of each premium payment. The surrender charge is assessed on surrenders of, or partial withdrawals from, the certificate. A surrender charge may also be referred to as a "contingent deferred sales charge."

Valuation Period--The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Variable Annuity Payments--Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the mutual fund account.

Written Notice or Written Request--Written notice, signed by the certificate owner, that gives PFL the information it requires and is received at the administrative and service office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

In order to supplement the description in the prospectus, the following provides additional information about PFL and the Generations Plus Variable Annuity, which may be of interest to a prospective purchaser. Words printed in italics in this Statement of Additional Information are defined in the Glossary of Terms, beginning on page 4.


           THE GENERATIONS PLUS VARIABLE ANNUITY--GENERAL PROVISIONS

Certificate Owner

The certificate shall belong to the certificate owner upon issuance of the certificate after completion of an enrollment form and delivery of the initial premium payment. While the annuitant is living, the certificate owner may: (1) assign the certificate; (2) surrender the certificate; (3) amend or modify the certificate with PFL's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the certificate. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of your spouse in a community or marital property state.

Unless PFL has been notified of a community or marital property interest in the certificate, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the enrollment form, information provided in lieu thereof, or in a written notice. The successor owner will become the new certificate owner upon your death, if you predecease the annuitant. If no successor owner survives you and you predecease the annuitant, your estate will become the certificate owner.

Note carefully.  If the certificate owner does not name a contingent owner, the
--------------
certificate owner's estate will become the new certificate owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless PFL has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the certificate. It may be necessary to open a probate estate in order to exercise ownership rights to the certificate if no contingent owner is named in a written notice received by PFL.

The certificate owner may change the ownership of the certificate in a written notice. When this change takes effect, all rights of ownership in the certificate will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of certificate owner or successor owner, the change will take effect as of the date the certificate owner signs the written notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the certificate owner or naming a new successor certificate owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the certificate owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the certificate owner's death, or payments must be made for a period certain or for the successor owner's lifetime so long as any period certain does not exceed that successor owner's life expectancy, if the first payment begins within one year of your death.

Entire Contract

The group contract and certificate, any endorsements thereon, the enrollment form, or information provided in lieu thereof constitute the entire contract between PFL and the certificate owner. All statements in the enrollment form are representations and not warranties. No statement will cause the certificate to be void or to be used in defense of a claim unless contained in the enrollment form or information provided in lieu thereof.

Misstatement of Age or Sex

If the age or sex of the annuitant or certificate owner has been misstated, PFL will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or certificate owner may be established at any time by the submission of proof satisfactory to PFL.

Addition, Deletion, or Substitution of Investments

PFL cannot and does not guarantee that any of the mutual fund subaccounts will always be available for premium payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the mutual fund account and its investments. PFL reserves the right to eliminate the shares of any portfolio held by a mutual fund subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in PFL's judgment, investment in any portfolio would be inappropriate in view of the purposes of the mutual fund account. To the extent required by the Investment Company Act of 1940, (the "1940 Act"), as amended, substitutions of shares attributable to your interest in a mutual fund subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission ("SEC"). Nothing contained herein shall prevent the mutual fund account from purchasing other securities for other series or classes of variable annuities, or from effecting an exchange between series or classes of variable annuities on the basis of your requests.

New subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing certificate owners on a basis to be determined by PFL. Each additional subaccount will purchase shares in a mutual fund portfolio, or other investment vehicle. PFL may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, PFL will notify you and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by you, PFL will reinvest the amounts in the subaccount that invests in the Endeavor Money Market Portfolio (or in a similar portfolio of money market instruments), in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the group contracts and certificates as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the certificates, the mutual fund account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other mutual fund accounts. To the extent permitted by applicable law, PFL also may transfer the assets of the mutual fund account associated with the certificates to another account or accounts.

Excess Interest Adjustment

Money that you withdraw from (or transfer out of) a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if interest rates set by PFL have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower certificate value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher certificate value.

Excess interest adjustments will not reduce the adjusted certificate value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial withdrawals and transfers from the guaranteed period option, plus interest at the certificate's minimum guaranteed effective annual interest rate of 3%. This is referred to as the EIA floor.

The formula that will be used to determine the excess interest adjustment is:

                              S* (G - C)* (M/12)

S = Gross amount being withdrawn that is subject to the excess interest adjustment

G = Guaranteed Interest Rate in effect for the certificate

C = Current Guaranteed Interest Rate then being offered on new premiums for the next longer option period than "M". If this certificate or such an option period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.

M = Number of months remaining in the current option period, rounded up to the next higher whole number of months.

* = multiplication

 . = exponentiation

The following examples assume no premium enhancement.

                                   Example 1
                      (Surrender, rates increase by 3%):

Single Premium:                                        $50,000
Guarantee Period:                                      5 Years
Guarantee Rate:                                        5.50% per annum
Surrender:                                             Middle of Certificate Year 3
Certificate Value at middle of Certificate Year 3      = 50,000* (1.055) . 2.5 = 57,161.18
Penalty Free Amount at middle of Certificate Year 3    = 50,000* .10 = 5,000.00
Amount Subject to EIA                                  = 57,161.18 - 5,000.00 = 52,161.18
EIA Floor                                              = 50,000* (1.03) . 2.5 = 53,834.80
Excess Interest Adjustment
   G = .055
   C = .085
   M = 30
Excess Interest Adjustment                             = S* (G - C)* (M/12)
                                                       = 52,161.18* (.055 - .085)* (30/12)
                                                       = -3,912.09, but excess interest adjustment cannot cause the adjusted certificate value to fall below the EIA floor, so the adjustment is limited to 53,834.80 - 57,161.18
                                                       = -3,326.38
Adjusted Certificate Value ("ACV")                     = PV + EIA = 57,161.18 + (-3,326.38)
                                                       = 53,834.80
Surrender Charges                                      = (50,000 - 5,000) * .08
                                                       = 3,600

Cash Value at middle of Certificate
   Year 3                                              = 53,834.80 - 3,600
                                                       = 50,234.80

                                   Example 2
                      (Surrender, rates decrease by 1%):

Single Premium:                                        $50,000
Guarantee Period:                                      5 Years
Guarantee Rate:                                        5.50% per annum
Surrender:                                             Middle of Certificate Year 3
Certificate Value at middle of Certificate Year 3      = 50,000* (1.055) . 2.5 = 57,161.18
Penalty Free Amount at middle of Certificate
   Year 3                                              = 50,000* .10 = 5,000
Amount Subject to EIA                                  = 57,161.18 - 5,000 = 52,161.18
EIA Floor                                              = 50,000* (1.03) . 2.5 = 53,834.80
Excess Interest Adjustment
   G =  .055
   C =  .045
   M =  30
Excess Interest Adjustment                             = S * (G - C) * (M/12)
                                                       = 52,161.18 * (.055 - .045) * (30/12)
                                                       = 1,304.03
Adjusted Certificate Value                             = 57,161.18 + 1,304.03 = 58,465.21
Surrender Charges                                      = (50,000 - 5,000) * .08 = 3,600
Cash Value at middle of Certificate Year 3             = 58,447.31 - 3,600 = 54,847.31

On a partial withdrawal, PFL will pay the certificate owner the full amount of withdrawal requested (as long as the certificate value is sufficient). Amounts withdrawn will reduce the certificate value by an amount equal to:

                                  R - E + SC

R    =    the requested partial withdrawal;

E    =    the excess interest adjustment; and

SC   =    the surrender charges on (EPW - E); where

EPW  =    the excess partial withdrawal amount.

                                   Example 3
                  (Partial Withdrawal, rates increase by 1%):

Single Premium:                                      $50,000
Guarantee Period:                                    5 Years
Guarantee Rate:                                      5.50% per annum
Partial Withdrawal:                                  $20,000; Middle of Certificate Year 3
Certificate Value at middle of Certificate Year 3    = 50,000 * (1.055) . 2.5 = 57,161.18
Penalty Free Amount at middle of Certificate
   Year 3                                            = 50,000 * .10 = 5,000
Excess Interest/Surrender Charge (SC) Adjustment
   S =  20,000 - 5,000 = 15,000
   G =  .055
   C =  .065
   M =  30
   E =  15,000 * (.055 - .065) * (30/12) = -375
   EPW = 20,000 - 5,000 = 15,000
   SC  = .08 * (15,000 - (- 375) = 1,230

Remaining Certificate Value at middle of
   Certificate Year 3                                = 57,161.18 - (R - E + SC)
                                                     = 57,161.18 - (20,000 - (- 375) + 1,230)
                                                     = 35,556.18

                                   Example 4
                  (Partial Withdrawal, rates decrease by 1%):

Single Premium:                                      $50,000
Guarantee Period:                                    5 Years
Guarantee Rate:                                      5.50% per annum
Partial Withdrawal:                                  $20,000; Middle of Certificate Year 3
Certificate Value at middle of Certificate Year 3    = 50,000 * (1.055) . 2.5 = 57,161.18
Penalty Free Amount at middle of Certificate Year 3  = 50,000 * .10 = 5,000
Excess Interest/Surrender Charge Adjustment
   S =  20,000 - 5,000 = 15,000
   G =  .055
   C =  .045
   M =  30
   E =  15,000* (.055 - .045) * (30/12) = 375
   EPW   = 20,000 - 5,000 = 15,000
   SC  = .08 * (15,000 - 375) = 1,170

Remaining Certificate Value at middle of
   Certificate Year 3                                = 57,161.18 - (R - E + SC)

                                                     = 57,161.18 - (20,000 - 375 + 1,170)
                                                     = 36,366.18

Reallocation of Certificate Values After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a mutual fund subaccount then credited to a certificate into an equal value of annuity units of one or more other mutual fund subaccounts or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to PFL's administrative and service office. There is no charge assessed in connection with such reallocation. PFL reserves the right to limit the number of times a reallocation of annuity units may be made in any given certificate year.

After the annuity commencement date, no transfers may be made from the fixed account to the mutual fund account.

Annuity Payment Options

During the lifetime of the annuitant and prior to the annuity commencement date, the certificate owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by PFL at its administrative and service office at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under (i) Payment Option 3, life income with level payments for 10 years certain, using the existing adjusted certificate value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing certificate value of the mutual fund account, or (iii) in a combination of (i) and (ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

Variable Payment Options The dollar amount of the first variable annuity payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the group contract and/or certificate. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the mutual fund account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

               Annuity Commencement Date               Adjusted Age
               -------------------------               ------------
               Before 2001                             Actual Age
               2001-2010                               Actual Age minus 1

               2011-2020                               Actual Age minus 2
               2021-2030                               Actual Age minus 3
               2031-2040                               Actual Age minus 4
               After 2040                              Actual Age minus 5

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments other than the first are calculated using annuity units and are credited to the certificate. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the certificate then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the certificate by the annuity unit value for the particular subaccount on the date the payment is made.

Death Benefit

Adjusted Partial Withdrawal. The amount of your Guaranteed Minimum Death Benefit is reduced due to a partial withdrawal called the adjusted partial withdrawal. The reduction amount depends on the relationship between your Guaranteed Minimum Death Benefit and certificate value. The adjusted partial withdrawal is equal to
(1) multiplied by (2), where:

     (1)  is the Gross Partial Withdrawals, where
          gross partial withdrawal = requested withdrawal - excess interest adjustment + surrender charges on (excess partial withdrawal - excess interest adjustment); and
     (2) is the adjustment factor = current death benefit prior to the withdrawal divided by the current certificate value prior to the withdrawal.

The following examples describe the effect of a withdrawal on the Guaranteed Minimum Death Benefit and certificate value.

--------------------------------------------------------------------------------
                                   Example 1
                          (Assumed Facts for Example)

--------------------------------------------------------------------------------
$75,000        current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
--------------------------------------------------------------------------------
$50,000        current certificate value before withdrawal
--------------------------------------------------------------------------------
$75,000        current death benefit (larger of certificate value and GMDB)
--------------------------------------------------------------------------------
6%             current surrender charge percentage
--------------------------------------------------------------------------------
$15,000        requested withdrawal
--------------------------------------------------------------------------------
$40,000        Cumulative Premium Payments
--------------------------------------------------------------------------------
$ 4,000        surrender charge-free amount (assumes 10% of premium penalty free withdrawal is available)
--------------------------------------------------------------------------------
$11,000        excess partial withdrawal - EPW  (amount subject to surrender charge)
--------------------------------------------------------------------------------
$   100        excess interest adjustment
               (assumes interest rates have decreased since initial guarantee)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
$   654        surrender charge on (EPW less EIA)=0.06*(11,000-100)
--------------------------------------------------------------------------------
$11,554        reduction in certificate value due to excess partial withdrawal
               = 11,000-100+654
--------------------------------------------------------------------------------
$23,331        adjusted partial withdrawal = (4,000 + 11,554) * (75,000/50,000)
--------------------------------------------------------------------------------
$51,669        New GMDB  (after withdrawal) = 75,000- 23,331
--------------------------------------------------------------------------------
$34,446        New certificate value (after withdrawal)=50,000-15,554
--------------------------------------------------------------------------------

Summary:
-------
Reduction in guaranteed minimum death benefit     =  $23,331
Reduction in certificate value                    =  $15,554

Note, guaranteed minimum death benefit is reduced more than the certificate value since the guaranteed minimum death benefit was greater than the certificate value just prior to the withdrawal.

--------------------------------------------------------------------------------
                                   Example 2
                                   ---------
                          (Assumed Facts for Example)

--------------------------------------------------------------------------------
$50,000        current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
--------------------------------------------------------------------------------
$75,000        current certificate value before withdrawal
--------------------------------------------------------------------------------
$75,000        current death benefit (larger of certificate value and GMDB)
--------------------------------------------------------------------------------
6%             current surrender charge percentage
--------------------------------------------------------------------------------
$15,000        requested withdrawal
--------------------------------------------------------------------------------
$60,000        Cumulative Premium Payments
--------------------------------------------------------------------------------
$ 6,000        surrender charge-free amount (assumes 10% of premium penalty free withdrawal is available)
--------------------------------------------------------------------------------
$ 9,000        excess partial withdrawal - EPW  (amount subject to surrender charge)
--------------------------------------------------------------------------------
$  -100        excess interest adjustment
               (assumes interest rates have increased since initial guarantee)
--------------------------------------------------------------------------------
$   546        surrender charge on (EPW less EIA)=0.06*[(9000-(-100)]
--------------------------------------------------------------------------------
$ 9,646        reduction in certificate value due to EPW= 9000-(-100) +456
               =9000 + 100 + 546
--------------------------------------------------------------------------------
$15,646        adjusted partial withdrawal = (6,000 + 9,646) * (75,000/75,000)
--------------------------------------------------------------------------------
$34,354        New GMDB  (after withdrawal) = 50,000- 15,646
--------------------------------------------------------------------------------
$59,354        New certificate value (after withdrawal)=75,000 - 15,646
--------------------------------------------------------------------------------

Summary:
-------
Reduction in guaranteed minimum death benefit     =  $15,646
Reduction in certificate value                            =  $15,646

Note, the guaranteed minimum death benefit and certificate value are reduced by the same amount since the certificate value was higher than the guaranteed minimum death benefit just prior to the withdrawal.

Due proof of death of the annuitant is proof that the annuitant that is the certificate owner died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the certificate, the death benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the certificate owner preventing such election.

If the annuitant was the certificate owner, and the beneficiary was not the annuitant's spouse, the death benefit must (1) be distributed within five years of the date of the deceased certificate owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased certificate owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person, must be distributed within five years of the date of the deceased certificate owner's death. If the sole beneficiary is the deceased certificate owner's surviving spouse, such spouse may elect to continue the certificate as the new annuitant and owner instead of receiving the death benefit.

If the annuitant is not the certificate owner, and the certificate owner dies prior to the annuity commencement date, a successor owner may surrender the certificate at any time for the amount of the adjusted certificate value. If the successor owner is not the deceased certificate owner's spouse, however, the adjusted policy value must be distributed: (1) within five years after the date of the deceased certificate owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased certificate owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy).

Beneficiary. The beneficiary designation in the enrollment form will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to PFL. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the certificate owner may then designate a new beneficiary.) The change will take effect as of the date the certificate owner signs the written notice, whether or not the certificate owner is living when the notice is received by PFL. PFL will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the certificate owner fails to specify their interests, they will share equally.

Death of Certificate Owner

Federal tax law requires that if any certificate owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the certificate must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased certificate owner is the sole beneficiary, (2) the certificate owner is not a natural person and the primary annuitant dies or is changed, or (3) any certificate owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" for a detailed description of these rules. Other rules may apply to qualified annuities.

Assignment

During the lifetime of the annuitant you may assign any rights or benefits provided by the certificate. An assignment will not be binding on PFL until a copy has been filed at its administrative and service office. Your rights and benefits and those of the beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with PFL, no beneficiary may assign any payments under the certificate before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership under qualified annuities is restricted to comply with the Code.

Evidence of Survival

PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

Non-Participating

The group contract and certificates will not share in PFL's surplus earnings; no dividends will be paid.

Amendments

No change in the group contract or certificates is valid unless made in writing by PFL and approved by one of PFL's officers. No registered representative has authority to change or waive any provision of the group contract or certificates.

PFL reserves the right to amend the group contract and certificates to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The certificate may be acquired by an employee or registered representative of any broker/dealer authorized to sell the certificate or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of PFL or its affiliated companies or their spouse or minor children. In such a case, PFL may credit an amount equal to a percentage of each premium payment to the certificate due to lower acquisition costs PFL experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. PFL may offer certain employer sponsored savings plans, in its discretion reduced fees and charges including, but not limited to, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which PFL is not presently aware which could result in reduced sales or distribution expenses. Credits to the certificate or reductions in these fees and charges will not be unfairly discriminatory against any owner.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a certificate, based on the Code, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Certificate

The following discussion is based on the assumption that the certificate qualifies as an annuity contract for federal income tax purposes.

Distribution Requirements. The Code requires that nonqualified annuities contain specific provisions for distribution of certificate proceeds upon the death of any certificate owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such certificates provide that if any certificate owner dies on or after the annuity commencement date and before the entire interest in the certificate has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such certificate owner's death. If any certificate owner dies before the annuity commencement date, the entire interest in the certificate must generally be distributed within 5 years after such certificate owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of such certificate owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the "designated beneficiary" as defined in section 72(s) of the Code. However, if upon such certificate owner's death prior to the annuity commencement date, such certificate owner's surviving spouse becomes the sole new certificate owner, then the certificate may be continued with the surviving spouse as the new certificate owner. Under the certificate, the beneficiary is the designated beneficiary of an owner/annuitant and the successor owner is the designated beneficiary of a certificate owner who is not the annuitant. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as a certificate owner and any death or change of such primary annuitant shall be treated as the death of an owner. The nonqualified annuities contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the certificates satisfy all such Code requirements. The provisions contained in the certificates will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. ss.1.817-5) apply a diversification requirement to each of the mutual fund subaccounts. The mutual fund account, through the Endeavor Series Trust and its portfolios, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements regarding participation in the Endeavor Series Trust which requires the portfolios to be operated in compliance with the Treasury regulations.

Owner Control. In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable annuity owner will be considered the owner of the separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, you have the choice of one or more subaccounts in which to allocate premiums and certificate values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in you being treated as the owner of the assets of the mutual fund account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the group contract and certificates as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the mutual fund account.

Withholding. The portion of any distribution under a certificate that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain qualified annuities, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified annuities, "eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the certificate owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Qualified Annuities. The qualified annuity is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the certificates comply with applicable law.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the certificate owner (or plan participant) reaches age 70 1/2. Each certificate owner is responsible for requesting distributions under the certificate that satisfy applicable tax rules.

PFL makes no attempt to provide more than general information about use of the certificate with the various types of retirement plans. Purchasers of certificates for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the certificate.

Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a certificate must contain certain provisions: (i) the certificate owner must be the annuitant; (ii) the certificate generally is not transferable by the certificate owner, e.g., the certificate owner may not designate a new certificate owner, designate a contingent certificate owner or assign the certificate as collateral security;
(iii) the total premium payments for any calendar year may not exceed $2,000, except in the case of a rollover amount or contribution under Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; and
(vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value. Certificates intended to qualify as a traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Section 408 of the Code also indicates that no part of the funds for a traditional individual retirement account or annuity should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The certificate provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the certificate under Section 408 of the Code. The Internal Revenue Service has not reviewed the certificate for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the certificate, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made from assets which have been held in the account for 5 tax years and are made after attaining age 59 1/2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000) or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the certificate owner's lifetime; however, required distributions at death are the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase certificates for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The certificates include a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the certificates in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and
(iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the certificates to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the certificate is assigned or transferred to any individual as a means to provide benefit payments. The certificates include a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in an pension or profit sharing plan. Because the death benefit may exceed this limitation, employers using the certificates in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The certificates can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the certificate value as of the close of the taxable year and all previous distributions under the certificate over (ii) the sum of the premium payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the certificate. For these purposes, the certificate value at year-end may have to be increased by any positive excess interest adjustment, which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and the owner should contact a competent tax adviser with respect to the potential tax consequences of an excess interest adjustment. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a certificate the nominal certificate owner of which is not a natural person but the beneficial owner of which is a natural person, (ii) a certificate acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified annuity (other than one qualified under Section 457) or (iv) a single-payment annuity the annuity commencement date for which is no later than one year from the date of the single premium payment; instead, such certificates are taxed as described above under the heading "Taxation of Annuities."

Taxation of PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The mutual fund account are treated as part of PFL and, accordingly, will not be taxed separately as "regulated investment companies" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the mutual fund account retained as part of the reserves under the certificate. Based on this expectation, it is anticipated that no charges will be made against the mutual fund account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the mutual fund account, PFL may make a charge to that account.

                             INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a mutual fund subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the mutual fund subaccount by the accumulation unit value of the mutual fund subaccount as of the end of the valuation period during which the allocation is made. For each mutual fund subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the Endeavor Series Trust less any applicable charges or fees.

Upon allocation to the selected mutual fund subaccount, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the administrative and service office or, in the case of the initial premium payment, when the enrollment form is received, whichever is later. The value of an accumulation unit was arbitrarily established at $1 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for trading.

For the mutual fund account, an index (the "net investment factor") which measures the investment performance of a subaccount during a valuation period is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The net investment factor for any mutual fund subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a)  is the net result of:

          (1) the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus

          (2) the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

          (3) a per share credit or charge for any taxes determined by PFL to have resulted during the valuation period from the investment operations of the subaccount;

     (b) is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period.

     (c) is the charge for mortality and expense risk during the valuation period, equal on an annual basis to 1.35% (for the Annual Step-Up Death Benefit) of the daily net asset value of the subaccount, plus the 0.40% administrative charge.

   Illustration of Mutual Fund Account Accumulation Unit Value Calculations

      Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor = (A + B - C) - E
                         ---------
                             D

Where:    A =  The net asset value of an underlying fund share as of the end of the current valuation period.
               Assume.................................................A = $11.57

          B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
               Assume.................................................B = 0

          C = The per share charge or credit for any taxes reserved for at the end of the current valuation period.
               Assume.................................................C = 0

          D = The net asset value of an underlying fund share at the end of the immediately preceding valuation period.
               Assume.................................................D = $11.40

          E = The daily deduction for the mortality and expense risk fee and the administrative charge, which totals 1.75% on an annual basis. On a daily basis, E equals .000047529.

Then, the net investment factor = (11.57 + 0 - 0) -.000047529 = Z = 1.014864752.
                                   -------------
                                      (11.40)

       Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

Where: A =     The accumulation unit value for the immediately preceding
               valuation period.

               Assume..................................................... = $ X

        B =    The net investment factor for the current valuation period.
               Assume..................................................... = Y

Then, the accumulation unit value = $ X * Y = $ Z

Annuity Unit Value and Annuity Payment Rates

For the mutual fund account, the amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. For the mutual fund account, the value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

     (a) is the variable annuity unit value on the immediately preceding business day;

     (b) is the net investment factor for the valuation period; and

     (c) is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The group contract and/or certificate also contains a table for determining the adjusted age of the annuitant.

              Illustration of Calculations for Annuity Unit Value
                         and Variable Annuity Payments

          Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

Where: A =     annuity unit value for the immediately preceding valuation period.
               Assume..................................................... = $ X

       B = Net investment factor for the valuation period for which the annuity unit value is being calculated.
               Assume..................................................... = Y

       C = A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
               Assume..................................................... = Z

Then, the annuity unit value is:
               $ X * Y * Z = $ Q

              Formula and Illustration for Determining Amount of

                    First Monthly Variable Annuity Payment

First monthly variable annuity payment = A * B
                                         -----
                                         $1,000

Where: A =     The adjusted certificate value as of the annuity commencement date.
               Assume..................................................... = $ X

       B = The Annuity purchase rate per $1,000 of adjusted certificate value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the group contract and/or certificate.
               Assume..................................................... = $ Y

Then, the first monthly variable annuity payment = $ X * $ Y = $ Z
                                                   ---------
                                                     1,000

     Formula and Illustration for Determining the Number of Annuity Units
             Represented by Each Monthly Variable Annuity Payment

Number of annuity units =  A
                           -
                           B

Where: A =     The dollar amount of the first monthly variable annuity payment.
               Assume..................................................... = $ X

       B = The annuity unit value for the valuation date on which the first monthly payment is due.
               Assume..................................................... = $ Y

Then, the number of annuity units   $ X = Z
                                    ---
                                    $ Y

              FAMILY INCOME PROTECTOR - HYPOTHETICAL ILLUSTRATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the "family income protector" for a $100,000 premium when annuity payments do not begin until the rider anniversary indicated in the left-hand column. These figures assume the following:
 . there were no subsequent premium payments or withdrawals;
 . there were no premium taxes;
 . the $100,000 premium is subject to the family income protector;
 . the annuitant is (or both annuitants are) 60 years old when the rider is issued;
 . the annual growth rate is 6.0% (once established an annual growth rate will not change during the life of the family income protector rider); and . there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a Life Only and a Life with 10-Year Certain basis. The figures below, which are the amount of the first monthly payment, are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments are calculated using a 5% assumed investment return).

Illustrations of guaranteed minimum payments based on other assumptions will be provided upon request.

Life Only = Life Annuity with No Period Certain   Life 10 = Life Annuity with 10 Years Certain

================================================================================
Rider Anniversary at  Male                Female              Joint & Survivor
Exercise Date
--------------------------------------------------------------------------------
                      Life Only  Life 10  Life Only  Life 10  Life Only  Life 10
--------------------------------------------------------------------------------
         10 (age 70)    $ 1,135  $ 1,067     $  976   $  949     $  854   $  852
--------------------------------------------------------------------------------
         15               1,833    1,634      1,562    1,469      1,332    1,318
--------------------------------------------------------------------------------
         20 (age 80)      3,049    2,479      2,597    2,286      2,145    2,078
================================================================================

This hypothetical illustration should not be deemed representative of past or future performance of any underlying variable investment option.

Withdrawals will affect the minimum annuitization value as follows: Each certificate year, withdrawals up to the limit of the total free amount (the minimum annuitization value on the last certificate anniversary multiplied by the annual growth rate) reduce the minimum annuitization value on a dollar-for-dollar basis. Withdrawals over this free amount will reduce the minimum annuitization value on a pro rata basis by an amount equal to the minimum annuitization value immediately prior to the excess withdrawal multiplied by the percentage reduction in the certificate value resulting from the excess withdrawal. The free amount will always be a relatively small fraction of the minimum annuitization value.

The amount of the first payment provided by the family income protector will be determined by multiplying each $1,000 of minimum annuitization value by the applicable annuity factor shown on Schedule I of the family income protector rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's, if any) sex (or without regard to gender if required by law), age, and the family income protector payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table a" mortality table improved to the year 2000 with projection Scale G. Subsequent payments will be calculated as described in the family income protector rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the annuity subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The stabilized payment on each subsequent certificate anniversary after annuitization using the family income protector will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a certificate year is greater than the stabilized payment for that certificate year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a certificate year is less than the stabilized payment for that certificate year, there will be a reduction in the number of annuity units credited to the certificate to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your certificate. Purchases and reductions will be allocated to each subaccount on a proportionate basis.

PFL bears the risk that it will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such an event, PFL will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate PFL for this risk, a guaranteed payment fee will be deducted.

                          HISTORICAL PERFORMANCE DATA

Money Market Yields

PFL may from time to time disclose the current annualized yield of the Endeavor Money Market Subaccount, which invests in the Endeavor Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Endeavor Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the Endeavor Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a certificate that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

                   Current Yield = ((NCS - ES)/UV) * (365/7)

Where:
NCS  =    The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =    Per unit expenses of the subaccount for the 7-day period.

UV   =    The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a certificate, the yield for the Endeavor Money Market Subaccount will be lower than the yield for the Endeavor Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular certificate.

PFL may also disclose the effective yield of the Endeavor Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

               Effective Yield = (1 + ((NCS - ES)/UV))365/7 - 1

Where:
NCS  =    The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =    Per unit expenses of the subaccount for the 7-day period.

UV   =    The unit value on the first day of the 7-day period.

The yield on amounts held in the Endeavor Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Endeavor Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Endeavor Money Market Portfolio, the types and quality of portfolio securities held by the Endeavor Money Market Portfolio and its operating expenses. For the seven days ended December 31, 1998, the effective yield of the Endeavor Money Market Subaccount was 3.083%. For the seven days ended December 31, 1998, the yield of the Endeavor Money Market Subaccount was 3.236%.

Other Subaccount Yields

PFL may from time to time advertise or disclose the current annualized yield of one or more of the mutual fund subaccounts (except the Endeavor Money Market Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charges; and (ii) the mortality and expense risk fee. The 30-day yield is calculated according to the following formula:

                 Yield = 2 * ((((NI - ES)/(U - UV))+ 1)6 - 1)

Where:
NI   =    Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.

ES   =    Expenses of the subaccount for the 30-day period.

U    =    The average number of units outstanding.

UV   =    The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the mutual fund account, the yield for a mutual fund subaccount will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular certificate.

The yield on amounts held in the mutual fund subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of its investments and its operating expenses affect a subaccount's actual yield.

Total Returns

PFL may from time to time also advertise or disclose total returns for one or more of the mutual fund subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which PFL calculates on each business day based on the performance of the mutual fund account's underlying portfolio, and the deductions for the mortality and expense risk fee and the administrative charges. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                               P (1 + T)N = ERV

Where:
T    =    The average annual total return net of subaccount recurring charges.

ERV  =    The ending redeemable value of the hypothetical account at the end of the period.

P    =    A hypothetical initial payment of $1,000.

N    =    The number of years in the period.

Other Performance Data

PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the surrender charge percentage will be assumed to be 0%.

PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.

                              CTR = (ERV / P) - 1

Where:
CTR  =    The cumulative total return net of subaccount recurring charges for the period.

ERV  =    The ending redeemable value of the hypothetical investment at the end of the period.

P    =    A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Adjusted Historical Performance Data--The Mutual Fund Account

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular mutual fund subaccount commenced operations. Such performance information for the mutual fund subaccounts will be calculated based on the performance of the various portfolios and the assumption that the mutual fund subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of certificate charges that are currently in effect.

                               PUBLISHED RATINGS

PFL may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL. The ratings should not be considered as bearing on the investment performance of assets held in the mutual fund account or of the safety or riskiness of an investment in the mutual fund account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services, Moody's Investors Service or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).

                            STATE REGULATION OF PFL

PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                ADMINISTRATION

PFL performs administrative services for the certificates. These services include issuance of the certificates, maintenance of records concerning the certificates, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the mutual fund account will be maintained by PFL. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, PFL will mail to all certificate owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Certificate Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                         DISTRIBUTION OF THE ANNUITIES

The certificates are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the certificates is continuous and PFL does not anticipate discontinuing the offering of the certificates. However, PFL reserves the right to discontinue the offering of the certificates.

AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the certificates and may enter into agreements with broker-dealers for the distribution of the certificates. Distribution of the certificates had not begun as of the date of this prospectus.

                                 VOTING RIGHTS

The Mutual Fund Account

To the extent required by law, PFL will vote the underlying funds' shares held by the mutual fund account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although the Endeavor Series Trust does not hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the Endeavor Series Trust shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your certificate value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the certificate decrease. The person's number of votes will be determined by dividing the reserve for the certificate allocated to the applicable Subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. PFL will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by PFL in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all certificates participating in the same subaccount.

Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                                OTHER PRODUCTS

PFL makes other variable annuities available that may also be funded through the mutual fund account. These variable annuities may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

The assets of each of the mutual fund subaccounts are held by PFL. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the Endeavor Series Trust held by each of the mutual fund subaccounts. Additional protection for the assets of the mutual fund account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to PFL relating to certain matters under the federal securities laws applicable to the issue and sale of the certificates.

                             INDEPENDENT AUDITORS

The Financial Statements of PFL as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309. The Financial Statements of certain subaccounts of PFL Life Variable Annuity Account C (which comprises the Annuity) will be audited by Ernst & Young.

                               OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the certificates discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the certificates and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                             FINANCIAL STATEMENTS

The values of your interest in the mutual fund account will be affected solely by the investment results of the selected subaccount(s). Financial Statements of The PFL Life Variable Annuity Account C are contained herein. The financial statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of PFL to meet its obligations under the certificates. They should not be considered as bearing on the investment performance of the assets held in the mutual fund account.

PART C         OTHER INFORMATION

Item 24.       Financial Statements and Exhibits

         (a)   Financial Statements

               All required financial statements are included in Part B of this Registration Statement.

         (b)   Exhibits:

               (1)  (a)  Resolution of the Board of Directors of PFL Life
                         Insurance Company authorizing establishment of the Mutual Fund Account. Note 1

               (2)       Not Applicable.

               (3)  (a)  Principal Underwriting Agreement by and between PFL
                         Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG Securities Corporation. Note 7

                    (b) Amendment to Exhibit A of Principal Underwriting Agreement by and between PFL Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG Securities Corporation. Note 9

                    (c) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 7

               (4)  (a)  Form of Group Master Policy and Optional Riders for the
                         Endeavor Generations Plus Variable Annuity. Note 9

                    (b) Form of Group Certificate for the Endeavor Generations Plus Variable Annuity. Note 9

                    (c) Form of Individual Policy for the Endeavor Generations Plus Variable Annuity. Note 9

               (5)  (a)  Form of Group Master Application for the Endeavor
                         Generations Plus Variable Annuity. Note 9

                    (b) Form of Group Certificate Enrollment Application for the Endeavor Generations Plus Variable Annuity. Note 9

                    (c) Form of Individual Application for the Endeavor Generations Plus Variable Annuity. Note 9

               (6)  (a)  Articles of Incorporation of PFL Life Insurance
                         Company. Note 2

                    (b)  ByLaws of PFL Life Insurance Company. Note 2

               (7)       Not Applicable.

               (8)  (a)  Participation Agreement by and between PFL Life
                         Insurance Company and Endeavor Series Trust. Note 2

                    (b) Amendment to Participation Agreement by and between PFL Life Insurance Company and Endeavor Series Trust. Note 6

                    (c) Amendment to Participation Agreement by and between PFL Life Insurance Company and Endeavor Series Trust. Note

          (9)       Opinion and Consent of Counsel. Note 9

          (10) (a)  Consent of Independent Auditors. Note 10

          (10) (b)  Opinion and Consent of Actuary. Note 9

          (11)      Not applicable.

          (12)      Not applicable.

          (13)      Performance Data Calculations. Note 10

          (14) Powers of Attorney. (P.S. Baird, W.L. Busler, D.C. Kolsrud, R.J. Kontz) Note 3 (Craig D. Vermie) Note 4. (Brenda K. Clancy) Note 5. (Larry N. Norman) Note 8.

Note 1. Incorporated herein by reference to the Initial filing of Registrants Form N-4 Registration Statement (File No. 33-33085) on January 23, 1990.

Note 2. Incorporated herein by reference to the Registrants filing of Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 33-33085) on April 1, 1991.

Note 3. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 33-33085) on January 28, 1994.

Note 4. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 33-33085) on April 24, 1996.

Note 5. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 33-33085) on February 28, 1997.

Note 6. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 33-33085) on April 28, 1997.

Note 7. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 33-33085) on February 27, 1998.

Note 8. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 16 to Form N-4 Registration Statement (File No. 33-33085) on September 28, 1998.

Note 9.   Filed herewith.

Note 10.  To be filed by amendment.

     Item 25. Directors and Officers of the Depositor (PFL Life Insurance
              Company)

       Name and Business Address                                   Principal Positions and Offices with Depositor
       -------------------------                                   ---------------------------------------------
       William L. Busler                                           Director, Chairman of the Board and President
       4333 Edgewood Road, N.E.
       Cedar Rapids, Iowa 52499-0001

       Patrick S. Baird                                            Director, Senior Vice President and Chief Operating
       4333 Edgewood Road, N.E.                                    Officer
       Cedar Rapids, Iowa 52499-0001

       Craig D. Vermie                                             Director, Vice President, Secretary and General Counsel
       4333 Edgewood Road, N.E.
       Cedar Rapids, Iowa 52499-0001

       Douglas C. Kolsrud                                          Director, Senior Vice President, Chief Investment
       4333 Edgewood Road, N.E.                                    Officer and Corporate Actuary
       Cedar Rapids, Iowa 52499-0001

       Larry N. Norman                                             Director and Executive Vice President
       4333 Edgewood Road, N.E.
       Cedar Rapids, Iowa 52499-0001

       Robert J. Kontz                                             Vice President and Corporate Controller
       4333 Edgewood Road, N.E.
       Cedar Rapids, Iowa 52499-0001

       Brenda K. Clancy                                            Vice President, Treasurer and Chief Financial Officer
       4333 Edgewood Road, N.E.
       Cedar Rapids, Iowa 52499-0001

     Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                                    Jurisdiction of        Percent of Voting
Name                                Incorporation          Securities Owned                   Business
----                                -------------          ----------------                   --------
AEGON N.V.                          Netherlands            53.63% of Vereniging               Holding company
                                    Corporation            AEGON Netherlands
                                                           Membership Association

Groninger Financieringen B.V.       Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

AEGON Netherland N.V.               Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

AEGON Nevak Holding B.V.            Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

AEGON International N.V.            Netherlands            100% of AEGON N.V.                 Holding company
                                    Corporation            Netherlands Corporation

Voting Trust                        Delaware                                                  Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding                  Delaware               100% of Voting Trust               Holding company
Corporation

Short Hills Management              New Jersey             100% of AEGON U.S.                 Holding company
Company                                                    Holding Corporation

CORPA Reinsurance                   New York               100% of AEGON U.S.                 Holding company
Company                                                                                       Holding Corporation

AEGON Management                    Indiana                100% of AEGON U.S.                 Holding company
Company                                                                                       Holding Corporation

RCC North America Inc.              Delaware               100% of AEGON U.S.                 Holding company
                                                                                              Holding Corporation

AEGON USA, Inc.                     Iowa                   100% AEGON U.S.                    Holding company
                                                                                              Holding Corporation

AUSA Holding Company                Maryland               100% AEGON USA, Inc.               Holding company

Monumental General Insurance        Maryland               100% AUSA Holding Co.              Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.    Kansas                 100% Monumental General            Sale/admin. of travel
                                                           Insurance Group, Inc.              insurance

Monumental General                  Maryland               100% Monumental General            Provides management
Administrators, Inc.                                       Insurance Group, Inc.              srvcs. to unaffiliated
                                                                                              third party
                                                                                              administrator

Executive Management and            Maryland               100% Monumental General            Provides actuarial
Consultant Services, Inc.                                  Administrators, Inc.               consulting services

Monumental General Mass             Maryland               100% Monumental General            Marketing arm for
Marketing, Inc.                                            Insurance Group, Inc.              sale of mass marketed
                                                                                              insurance coverages

Diversified Investment              Delaware               100% AUSA Holding Co.              Registered investment
Advisors, Inc.                                                                                advisor

Diversified Investors Securities    Delaware               100% Diversified Investment        Broker-Dealer
Corp.                                                                                         Advisors, Inc.

AEGON USA Securities, Inc.          Iowa                   100% AUSA Holding Co.              Broker-Dealer

Supplemental Ins. Division, Inc.    Tennessee              100% AUSA Holding Co.              Insurance

Creditor Resources, Inc.            Michigan               100% AUSA Holding Co.              Credit insurance

CRC Creditor Resources              Canada                 100% Creditor Resources, Inc.      Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment                Iowa                   100% AUSA Holding Co.              Investment advisor
Management, Inc.

AEGON USA Realty                    Iowa                   100% AUSA Holding Co.              Provides real estate
Advisors, Inc.                                                                                administrative and real
                                                                                              estate investment services

Quantra Corporation                 Delaware               100% AEGON USA Realty              Real estate and financial
                                                           Advisors, Inc.                     software production and
                                                                                              sales

Quantra Software Corporation        Delaware               100% Quantra Corporation           Manufacture and sell
                                                                                              mortgage loan and security
                                                                                              management software

Landauer Realty Advisors, Inc.      Iowa                   100% AEGON USA Realty              Real estate counseling
                                                                                              Advisors, Inc.

Landauer Associates, Inc.           Delaware               100% AEGON USA Realty              Real estate counseling
                                                                                              Advisors, Inc.

Realty Information Systems, Inc.    Iowa                   100% AEGON USA Realty              Information Systems for
                                                           Advisors, Inc.                     real estate investment
                                                                                              management

AEGON USA Realty                    Iowa                   100% AEGON USA                     Real estate management
Management, Inc                                            Realty Advisors, Inc.

USP Real Estate Investment Trust    Iowa                   21.89% First AUSA Life             Real estate investment
                                                           Ins. Co , 13.11% PFL Life          trust
                                                           Ins. Co. 4.86% Bankers
                                                           United Life Assurance Co.

RCC Properties Limited              Iowa                   AEGON USA Realty                   Limited Partnership
Partnership                                                Advisors Inc. is General
                                                           Partner and 5% owner.

AUSA Financial Markets, Inc.        Iowa                   100% AUSA Holding Co.              Marketing

Endeavor Investment Advisors        California             49.9% AUSA Financial               General Partnership
                                                                                              Markets, Inc.

Universal Benefits Corporation      Iowa                   100% AUSA Holding Co.              Third party administrator

Investors Warranty of               Iowa                   100% AUSA Holding Co.              Provider of automobile
America, Inc.                                                                                 extended maintenance
                                                                                              contracts

Massachusetts Fidelity Trust Co.    Iowa                   100% AUSA Holding Co.              Trust company

Money Services, Inc.                Delaware               100% AUSA Holding Co.              Provides financial
                                                                                              counseling  for employees
                                                                                              and agents of  affiliated
                                                                                              companies

Zahorik Company, Inc.               California             100% AUSA Holding Co.              Broker-Dealer

ZCI, Inc.                           Alabama                100% Zahorik Company, Inc.         Insurance agency

AEGON Asset Management              Delaware               100% AUSA Holding Co.              Registered investment Services, Inc.
advisor

Intersecurities, Inc.               Delaware               100% AUSA Holding Co.              Broker-Dealer

Associated Mariner Financial        Michigan               100% Intersecurities, Inc.         Holding co./management
Group, Inc.                                                                                   services

Mariner Financial Services, Inc.    Michigan               100% Associated Mariner            Broker/Dealer
                                                           Financial Group, Inc.

Mariner Planning Corporation        Michigan               100% Mariner Financial             Financial planning
                                                           Services, Inc.

Associated Mariner Agency, Inc.     Michigan               100% Associated Mariner            Insurance agency
                                                           Financial Group, Inc.

Associated Mariner Agency           Hawaii                 100% Associated Mariner            Insurance agency
of Hawaii, Inc.                                            Agency, Inc.

Associated Mariner Ins. Agency      Massachusetts          100% Associated Mariner            Insurance agency
of Massachusetts, Inc.                                     Agency, Inc.

Associated Mariner Agency           Ohio                   100% Associated Mariner            Insurance agency
Ohio, Inc.                                                 Agency, Inc.

Associated Mariner Agency           Texas                  100% Associated Mariner            Insurance agency
Texas, Inc.                                                Agency, Inc.

Associated Mariner Agency           New Mexico             100% Associated Mariner            Insurance agency
New Mexico, Inc.                                           Agency, Inc.

Mariner Mortgage Corp.              Michigan               100% Associated Mariner            Mortgage origination
                                                           Financial Group, Inc.

Idex Investor Services, Inc.        Florida                100% AUSA Holding Co.              Shareholder services

Idex Management, Inc.               Delaware               50% AUSA Holding Co.               Investment advisor
                                                                                              50% Janus Capital Corp.

IDEX Series Fund                    Massachusetts          Various                            Mutual fund

First AUSA Life Insurance           Maryland               100% AEGON USA, Inc.               Insurance holding Company
                                                           company

AUSA Life Insurance                 New York               100% First AUSA Life               Insurance
Company, Inc.                                              Insurance Company

Life Investors Insurance            Iowa                   100% First AUSA Life               Insurance
Company of America                                         Ins. Co.

Life Investors Alliance, LLC        Delaware               100% LIICA                         Purchases, own, and hold
                                                                                              the equity interest of other
                                                                                              entities

Bankers United Life                 Iowa                   100% Life Investors Ins.           Insurance
Assurance Company                                          Company of America

Life Investors Agency               Iowa                   100% Life Investors Ins.           Marketing
Group, Inc.                                                Company of America

PFL Life Insurance Company          Iowa                   100% First AUSA Life               Insurance
                                                           Ins. Co.

AEGON Financial Services            Minnesota              100% PFL Life Insurance Co.        Marketing
Group, Inc.

AEGON Assignment Corporation        Kentucky               100% AEGON Financial               Administrator of structured
of Kentucky                                                Services Group, Inc.               settlements

AEGON Assignment Corporation        Illinois               100% AEGON Financial               Administrator of structured
                                                           Services Group                     settlements

Southwest Equity Life Ins. Co.      Arizona                100% of Common Voting              Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.    Arizona                100% of Common Voting              Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Western Reserve Life Assurance      Ohio                   100% First AUSA Life               Insurance
Co. of Ohio                                                Ins. Co.

WRL Series Fund, Inc.               Maryland               Various                            Mutual fund

WRL Investment Services, Inc.       Florida                100% Western Reserve Life          Provides administration for
                                                           Assurance Co. of Ohio              affiliated mutual fund

WRL Investment                      Florida                100% Western Reserve Life          Registered investment Management, Inc.
                                                           Assurance Co. of Ohio              advisor

AEGON Equity Group, Inc.            Florida                100% Western Reserve Life          Insurance agency
                                                           Assurance Co. of Ohio

ISI Insurance Agency, Inc.          California             100% Western Reserve Life          Insurance agency
                                                           Assurance Co. of Ohio

ISI Insurance Agency                Ohio                   100% ISI Insurance                 Insurance agency
of Ohio, Inc.                                              Agency Inc.

ISI Insurance Agency                Texas                  100% ISI Insurance                 Insurance agency
of Texas, Inc.                                             Agency Inc.

ISI Insurance Agency                Massachusetts          100% ISI Insurance                 Insurance Agency
of Massachusetts, Inc.                                     Agency Inc.

Monumental Life Insurance Co.       Maryland               100% First AUSA Life               Insurance
                                                           Ins. Co.

AEGON Special Markets               Maryland               100% Monumental Life               Marketing
Group, Inc.                                                Ins. Co.

Monumental General Casualty Co.     Maryland               100% First AUSA Life               Insurance
                                                           Ins. Co.

United Financial Services, Inc.     Maryland               100% First AUSA Life               General agency
                                                           Ins. Co.

Bankers Financial Life Ins. Co.     Arizona                100% First AUSA Life               Insurance
                                                           Ins. Co.

The Whitestone Corporation          Maryland               100% First AUSA Life               Insurance agency
                                                           Ins. Co.

Cadet Holding Corp.                 Iowa                   100% First AUSA Life               Holding company
                                                           Ins. Co.

Commonwealth General                Delaware               100% AEGON USA, Inc.               Holding company
Corporation ("CGC")

PB Series Trust                     Massachusetts          N/A                                Mutual fund

Monumental Agency Group, Inc.       Kentucky               100% CGC                           Provider of srvcs. to ins.
                                                                                              cos.

Benefit Plans, Inc.                 Delaware               100% CGC                           TPA for Peoples Security
Life Insurance Company

Durco Agency, Inc.                  Virginia               100% Benefit Plans, Inc.           General agent

Commonwealth General.               Kentucky               100% CGC                           Administrator of structured
Assignment Corporation                                                                        settlements

AFSG  Securities Corporation        Pennsylvania           100% CGC                           Broker-Dealer

PB Investment Advisors, Inc.        Delaware               100% CGC                           Registered investment
                                                                                              advisor

Diversified Financial Products Inc. Delaware               100% CGC                           Provider of investment,
                                                                                              marketing and admin.
                                                                                              services to ins. cos.

AEGON USA Real Estate               Delaware               100% Diversified Financial         Real estate and mortgage
Services, Inc.                                             Products Inc..                     holding company

Capital Real Estate                 Delaware               100% CGC                           Furniture and equipment
Development Corporation                                                                       lessor

Capital General Development         Delaware               100% CGC                           Holding company
Corporation

Ammest Realty Corporation           Texas                  100% Peoples Security Life         Special purpose subsidiary
                                                           Insurance Company

JMH Operating Company, Inc.         Mississippi            100% Peoples Security Life         Real estate holdings
                                                           Insurance Company

Independence Automobile             Florida                100% Capital Security              Automobile Club
Association, Inc.                                          Life Insurance Company

Independence Automobile             Georgia                100% Capital Security              Automobile Club
Club, Inc.                                                 Life Insurance Company

Capital 200 Block Corporation       Delaware               100% CGC                           Real estate holdings

Capital Broadway Corporation        Kentucky               100% CGC                           Real estate holdings

Southlife, Inc.                     Tennessee              100% CGC                           Investment subsidiary

Ampac Insurance Agency, Inc.        Pennsylvania           100% CGC                           Provider of management
(EIN 23-1720755)                                                                              support services

National Home Life Corporation      Pennsylvania           100% Ampac Insurance               Special-purpose subsidiary
                                                           Agency, Inc.

Compass Rose Development            Pennsylvania           100% Ampac Insurance               Special-purpose subsidiary
Corporation                                                Agency, Inc.

Frazer Association Consultants,     Illinois               100% Ampac Insurance               TPA license-holder
Inc.                                                       Agency, Inc.

Valley Forge Associates, Inc.       Pennsylvania           100% Ampac Insurance               Furniture & equipment
                                                           Agency, Inc.                       lessor

Veterans Benefits Plans, Inc.       Pennsylvania           100% Ampac Insurance               Administrator of group
                                                           Agency, Inc.                       insurance programs

Veterans Insurance Services, Inc.   Delaware               100% Ampac Insurance               Special-purpose subsidiary
                                                           Agency, Inc.

Academy Insurance Group, Inc.       Delaware               100% CGC                           Holding company

Academy Life Insurance Co.          Missouri               100% Academy Insurance             Insurance company
                                                           Group, Inc.

Pension Life Insurance              New Jersey             100% Academy Insurance             Insurance company
Company of America                                         Group, Inc.

Academy Services, Inc.              Delaware               100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ammest Development Corp. Inc.       Kansas                 100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ammest Insurance Agency, Inc.       California             100% Academy Insurance             General agent
                                                           Group, Inc.

Ammest Massachusetts                Massachusetts          100% Academy Insurance             Special-purpose subsidiary
Insurance Agency, Inc.                                     Group, Inc.

Ammest Realty, Inc.                 Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ampac,  Inc.                        Texas                  100% Academy Insurance             Managing general agent
                                                           Group, Inc.

Ampac Insurance Agency, Inc.        Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
(EIN 23-2364438)                                           Group, Inc.

Data/Mark Services, Inc.            Delaware               100% Academy Insurance             Provider of mgmt. services
                                                           Group, Inc.

Force Financial Group, Inc.         Delaware               100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Force Financial Services, Inc.      Massachusetts          100% Force Fin. Group, Inc.        Special-purpose subsidiary

Military Associates, Inc.           Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

NCOA Motor Club, Inc.               Georgia                100% Academy Insurance             Automobile club
                                                           Group, Inc.

NCOAA Management Company            Texas                  100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Unicom Administrative               Pennsylvania           100% Academy Insurance             Provider of admin.
Services, Inc.                                             Group, Inc.                        services

Unicom Administrative               Germany                100%Unicom Administrative          Provider of admin.
Services, GmbH                                             Services, Inc.                     services

Capital Liberty, L.P.               Delaware               79.2% Commonwealth Life            Holding Company
                                                           Insurance Company
                                                           19.8% Peoples Security Life
                                                           Insurance Company
                                                           1% CGC

Commonwealth General LLC            Turks &                100% CGC                           Special-purpose subsidiary
                                    Caicos Islands

Peoples Benefit Life                Missouri               3.7% CGC                           Insurance company
Insurance Company                                          20% Capital Liberty, L.P.
                                                           76.3% Monumental Life
                                                           Insurance Co.

Veterans Life Insurance Co.         Illinois               100% Peoples Benefit               Insurance company
                                                           Life Insurance Company

Peoples Benefit Services, Inc.      Pennsylvania           100% Veterans Life Ins. Co.        Special-purpose subsidiary

     Item 27. Number of Contract Owners

                  As of December 31, 1998, there were no Contract owners.

     Item 28. Indemnification

     The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                     -------
     indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

     Insofar as indemnification for liabilities arising under the Securities Act of 933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Item 29. Principal Underwriters

                  AFSG Securities Corporation
                  4333 Edgewood Road, N.E.
                  Cedar Rapids, Iowa 52499-0001

     The directors and officers of AFSG Securities Corporation are as follows:

     Larry N. Norman                                      Sarah J. Strange
     Director and President                               Director and Vice President

     Frank A. Camp                                        Bob Warner
     Director and Secretary                               Assistant Compliance Officer

     Lisa Wachendorf                                      Linda Gilmer
     Vice President and                                   Treasurer/Controller
     Chief Compliance Officer

     Debra C. Cubero                                      Priscilla Hechler
     Vice President                                       Assistant Vice President and Assistant Secretary

     Emily Bates                                          Thomas Pierpan
     Assistant Treasurer                                  Assistant Vice President and Assistant Secretary

     Clifton Flenniken                                    Darin D. Smith
     Assistant Treasurer                                  Assistant Vice President and Assistant Secretary

     The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1998, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, Separate Account IV and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account B and Separate Account C of AUSA Life Insurance Company, Inc.

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

(d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 19th day of July, 1999.


                                        PFL LIFE VARIABLE
                                        ANNUITY ACCOUNT C

                                        PFL LIFE INSURANCE COMPANY
                                        Depositor

                                                                 *
                                        _________________________
                                        William L. Busler
                                        President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                         Title                    Date
----------                         -----                    ----

                        *          Director                 July   , 1999
----------------------
Patrick S. Baird

/s/ Craig D. Vermie                Director                 July 19, 1999
----------------------
Craig D. Vermie

______________________  *          Director                 July ____, 1999
William L. Busler       (Principal Executive Officer)

______________________  *          Director                 July ____, 1999
Larry N. Norman

______________________  *          Director                 July ____, 1999
Douglas C. Kolsrud

______________________  *          Vice President and       July ____, 1999
Robert J. Kontz                    Corporate Controller

______________________  *          Treasurer                July ____, 1999
Brenda K. Clancy

*    By Craig D. Vermie, attorney in-fact.

                                                                Registration No.
                                                                      333-______



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                _______________

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                THE ENDEAVOR GENERATIONS PLUS VARIABLE ANNUITY

                                _______________

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.    Description of Exhibit                                 Page No.*
-----------    ----------------------                                 ---------

(1)(a)         Resolution
(3)(b)         Amendment to Underwriting Agreement
(4)(a)         Form of Group Master Policy and Optional Riders
(4)(b)         Form of Group Certificate
(4)(c)         Form of Individual Policy
(5)(a)         Form of Group Master Application
(5)(b)         Form of Group Certificate Enrollment Application
(5)(c)         Form of Individual Application
(8)(c)         Amendment to Participation Agreement
(9)            Opinion and Consent of Counsel
(10) (b)       Opinion and Consent of Actuary




___________
* Page numbers included only in manually executed original.